UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

- [ ] Form C: Offering Statement
- [ ] Form C-U: Progress Update
- [X] Form C/A: Amendment to Offering Statement
  - [X] Check box if Amendment is material and investors must reconfirm within five business days.
- [ ] Form C-AR: Annual Report
- [ ] Form C-AR/A: Amendment to Annual Report
- [ ] Form C-TR: Termination of Reporting

Name of Issuer:

ONE ROQ SPIRITS LLC

Legal Status of Issuer:

Form:

LIMITED LIABILITY COMPANY

Jurisdiction of Incorporation/Organization:

New York

Date of Organization:

March 12, 2012

Physical Address of Issuer:

430 Virginia Street, Ste 401, Buffalo, NY 14201

Website of Issuer:

www.ONEROQclub.com

Is there a co-issuer? [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

ANDES CAPITAL GROUP, LLC

CIK number of intermediary:

0001348811

SEC file number of intermediary:

8-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold through the offering.

Type of Security Offered:

Membership Units

Target number of securities to be offered:

12,658

Price (or method for determining price):

$0.79

Minimum Offering Amount:

$9,999.82

Minimum Investment Amount:

$200.00

Oversubscriptions accepted: [X] Yes   [ ] No

If yes, disclose how oversubscriptions will be allocated:
[ ] Pro-rata basis   [ ] First-come, first-served basis   [X] Other – provide a description:

At the discretion of the issuer or intermediary.

Maximum offering amount (if different from target offering amount):

$3,937,540.91

Maximum number of securities to be offered:

4,984,229

Deadline to reach the offering amount:

December 21, 2023

Disbursement from Escrow: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of executives:

2

Current number of employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$306,049	$195,936
Cash & Cash Equivalents	$20,751	$72,376
Accounts Receivable	$37,296	$21,180
Short-term Debt	$166,680	$97,681
Long-term Debt	$118,482	$130,540
Revenues/Sales	$123,982	$64,510
Cost of Goods Sold	$111,956	$26,647
Taxes Paid	$0	$0
Net Income	$(564,807)	$(462,201)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ONE ROQ SPIRITS LLC
(Issuer)

By

J. Garrett Green
DocuSigned by:
3318299F7E144FF...
(Signature)

GARRETT GREEN, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

J. Garrett Green
DocuSigned by:
3318299F7E144FF...
(Signature)

GARRETT GREEN, CEO

12/28/2022
(Date)

TABLE OF CONTENTS

December 28, 2022

ONE ROQ SPIRITS, LLC

FORM C
Up to $3,937,540.91 of Membership Units
$0.79 per Unit



ONE ROQ SPIRITS LLC ("OneRoq", the "Company," "we," "us," or "our"), is offering a minimum amount of $9,999.82 (the "Target Offering Amount") and up to a maximum amount of $3,937,540.91 (the "Maximum Offering Amount") of Membership Units (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by December 21, 2023 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, ANDES CAPITAL GROUP, LLC (the "Intermediary"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Membership Interest Units, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by North Capital Private Securities Corporation (the "Escrow Agent") and will reflect each Investors' beneficial interest in the Membership Interest Units. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1. Name of issuer: **ONE ROQ SPIRITS LLC**

ELIGIBILITY

2. **ONE ROQ SPIRITS LLC** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: [COMPANY URL]

The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Joseph Garrett Green	One Roq Spirits, LLC, Founder, Chief Executive Officer, Manager	Day-to-day management, oversight and leadership of marketing, operations and financial strategies.	March 12, 2012 - Present
	Green & Co Holdings, Director; Lead Consultant	Conducts intermittent interactions with early stage consumer products goods companies seeking start up, financing, marketing and brand strategy consulting services. Less than 2% of Garrett's time is required of this role.	October 01, 2004 - Present
	Get Fried Franchise Group, Co-Founder	Garrett served as an investor and board member for a seed-stage quick-service restaurant franchise concept specializing in topped gourmet French fries. Garrett led primary start up functions, set foundational marketing and operational strategies. The Company was sold in 2019.	May 01, 2015 - February 01, 2020
Heath Hettig	One Roq Spirits, LLC Chief Technology Officer, Sr. Web Engineer	Oversees, manages and implements all technology related platforms.	October 01, 2018 - Present

BIOGRAPHIES



Joseph Garrett Green,
FOUNDER, CEO, CHAIR OF BOARD

ONE ROQ Spirits was founded and developed by American entrepreneur, and award winning product developer, Garrett Green. In 2020, Garrett was named a Top 10 Entrepreneur by Yahoo Finance appearing in a list that included Space X CEO, Elon Must and Spanx Founder, Sara Blakely.

As CEO, Garrett leads ONE ROQ's brand strategy with over 17 years of immersive consumer investment, marketing and advertising experience having Found, Co-Founded and consulted for several consumer brand startups. Prior to ONE ROQ, Garrett was an inside marketing consultant that contributed to the successful National launch of the non-dairy milk brand, Elmhurst Milked, as well as the lead investor and startup director for the indulgent, quick-service restaurant franchise, My-Frii, formerly #getfried - which was acquired in 2019 after establishing 15 global locations.



Heath Hettig,
Chief Technology Officer, Sr. Web Engineer

15 years of senior web and mobile technology engineering experience. Web Engineer at ONE ROQ Spirits, The "Waz of ONE ROQ." Mr Hettig devotes 100% of his professional time to ONE ROQ Spirits



David Bonk
Finance Consultant, Board Advisor

Senior Leadership & Operating Executive | Consultant - MBA, CPA, CITP, CGMA, CMA, CISA, CRMA, FHFMA, FACHE. Mr Banks is the dedicated CPA and CFA for ONE ROQ Spirits, dedicating up to 12% of his firms weekly hours to the organization



Robert Dimmer
Marketing Consultant, Board Advisor

Founder and CEO of Mr. Smith Agency, Mr. Dimmer first joined ONE ROQ Spirits as the agency of record in 2018, providing the company extensive visual communications services until 2021. Rob & his team continue to be a valued asset to ONE ROQ's current and future marketing initiative. Rob was invited to join ONE ROQ's Board in 2022.



Erin Ethene
Digital Conversion & Growth Marketing Consultant

Co-Founder and CEO at MINT CRO. Erin co-founded her first $20 million tech company in 17 months, and has consulted for firms that include Ernst & Young, SAP, Merck and more. She is now the co-founder of Mint C.R.O., a fast growing digital services company deploying a hyper -agile growth methodology. Erin Will work with ONE ROQ to leverage the Mint-CRO framework to reach, convert, and scale ONE ROQ's ecommerce growth strategy.



Bob Petrone,
Investor, Marketing Consultant, Board Advisor

Former CEO of Empire Distributors, TN - Formerly B&T Distributing Co.

Experienced Founding Partner with a demonstrated history of working in the Wholesale Industry. Strong entrepreneurship professional, skilled in Event Planning, Customer Service, Strategic Planning, Marketing Strategy, and Event Management



Domenick Petralia,
Investor, Marketing Consultant, Board Advisor

Founder and CEO f Lost Farmer Brewing Company. Active Angel Investor.

Active Angel Investor in the Long Island area with a demonstrated history of working in the Wine and Spirits industry bringing a wide breadth of sales, creative, strategic, and operational experience.



Walter "Sonny" Antonio,
Investor, Member, Marketing Consultant, Board Advisor

"Sonny" is an experienced entrepreneur as Founder and CEO if one of California's leading utilities and design firm. In Sunny's spare time, he is an active angel investor in the Fairfield CA area, and a paid brand ambassador for ONE ROQ Spirits as he plays on several celebrity gold tournaments throughout the U.S.

Mr. Antonio is also a Sponsor of Harrison Endycott on the PGA Tour and a NCIA Member and Board Member, MAHB Member



Joseph Lizyness
Investor, Member, Board Advisor

Business Management Consultant for the US Government; Active Angel Investor in Reg CF/A+ Offerings, crypto and Web 3.

Joseph Lizynes joined ONE ROQ in 2018 becoming a highly valued investor and advisor to the ONE ROQ Team regarding Web3, NFT, Cybersecurity, and related emerging technologies



Cristina Tacettin
Investor, Member, Board Advisor

Compliance Analyst for Rockefeller Capital Management.

Rockefeller Capital Management is a leading independent, privately-owned financial advisory services - for ultra and high net worth individuals, families, businesses, and institutions.



Michael Mitama
Investor, Cybersecurity Advisor

As CEO of THETA432, Michael is an avid Cybersecurity specialist to enterprise organizations, including Cyber Defense, Web Applications, real-time threat emulation, cyber threat intelligence, vulnerability management, cyber security awareness, training, and more. Michael Mitama's company has been referenced in the book and conference. "ICCWS 2022 17th International Conference on Cyber Warfare and Security" for their excellence and deep knowledge in the Cyber Warfare and Cybersecurity domain.



Patrick Whitney
Investor, Member, Board Advisor

Patrick is a demonstrated professional and entrepreneur withing the music and combat entertainment industries. Founder & CEO of Fragrance Brand, American Luxury Limited, and sports entertainment podcast, the Main Event Zone. Patric has been a valued investor and frequent contributor to ONE ROQ's marketing programs since 2019

ONE ROQ ®

ANTICIPATED BUSINESS PLAN



COMPANY OVERVIEW

Background

ONE ROQ® Spirits LLC (the "Company"), formed in the State of New York, is a private adult beverage manufacturer and rewards company that produces and supplies premium spirits & beverages under the ONE ROQ® and ONEROQClub.com brand and website. The Company has developed a unique business model and marketing platform featuring a digital membership that delivers access to exclusive online ordering & gifting services of ONE ROQ® products and thousands of popular alcohol brands at competitive online prices, using a 3-Tier compliant business model. In addition to online buying and gifting services, Membership includes access to thousands of travel, dining, entertainment rewards, and value-added perks such as company-sponsored events, monthly lifestyle content and news, music from an in-house DJ, and finally, access to Company financial offerings where customers can become shareholders for as little as $200.

The Company has erected its platform with the capability to ship direct-to-homes in up to 42 US States, addressing an estimated 90M households with future plans to expand its brand and service into international markets.

Principle Products & Services

The company sells a digital product that allows consumers to access reduced online pricing through its own 3-tier compliant, an online marketplace connecting its Members with over 2000 popular wine, spirits, and general beverage products for their annual home stocking and gifting needs. Additionally, the marketplace features a proprietary pricing algorithm that reduces prices as Members shop.

The Company's proprietary spirits include ONE ROQ® Vodka (legacy), ONE ROQ® Loganberry (flavored), ONE ROQ® Dark Chocolate Truffle (flavored), ONE ROQ® Raspberry (flavored), and additional flavors that are voted into its portfolio by its Member community. Notably, Pineapple Peach was entered into development in 2021 by community vote in 2021 and is scheduled to debut as part of the Company's spring/summer 2023 campaign. The company has considered future plans to develop proprietary products within additional categories, such as wine, rum, tequila, and whiskey.

The Company utilizes licensed contract-bottling facilities located in the US to produce its products and licensed wholesalers to distribute its products to retailers, and technology intermediaries to transact and ship online orders where legally permitted through the US.

Development Schedule – Company Stage

Funding to date has gone towards the successful development of the Company's business model and technology platform, testing, developing its initial 5,000 global investor-member community and sustaining the market effects of the Pandemic. With the Company's final developmental milestone completed through the launch of the ONE ROQ® Marketplace, Offering III is set to transition the Company from the development to sales growth stage to material the company's value for investors.

After years of confronting well-known industry barriers that kept the ONE ROQ® brand from accessing valuable shelf space, Founder Garrett Green architected the ONE ROQ® Vodka Club (ONEROQClub.com) effectively becoming the one beverage industry's most innovative direct-to-consumer, experience brands.

Today you can join Garrett and 5,000 initial shareholders to build what we believe to be the would first consumer owned and guided, luxury spirits company - while enjoying the superior taste of ONE ROQ® vodkas and the broader benefits of ONE ROQ® Club Memberships.

INDUSTRY & COMPETITIVE LANDSCAPE

Industry

The $1,448.2 billion global beverage alcohol market has been undergoing two macro trends over the last 10 years: enormous industry consolidation into five international major suppliers and an explosion of small, premium craft brands driven by skilled marketing and demand by consumers for more "local" and "transparent" brands. Vodka accounts for approximately 29% of the distilled spirits market, with the premium, high-end category growing at 11% per annum.

The alcohol beverage market is driven by an increasing shift away from beer and wine towards spirits and in particular premium spirit brands as part of an overall movement towards "high-end" consumption. This macro industry trend has led to the creation of numerous start-up "craft" brands over the last ten years seeking to establish themselves as credible niche players to position themselves as acquisition targets for major industry giants. Highly profitable acquisition opportunities have resulted from industry majors focusing their marketing and distribution prowess to sell larger volumes of portfolio brands, rather than harness resources to internally develop new brands. This market environment has led to ongoing demand by these majors to acquire successful niche brands with scalable marketing strategies. Acquisition multiples ranging from 8x to 30x sales with acquisitions triggered over the 30-100k cases ($10M) per annum in gross sales can be referenced in the "Historical Acquisitions" exhibit and diagram found on the Offering page. (The diagram has been compiled by the Company using public research and industry contacts that it deems credible.)

Market Segmentation & Pricing

The five major categories of the spirits industry include vodka, rum, scotch whiskey, tequila and gin.

Within vodka there are four segments (or classes) of products, generally determined by their price. These include: "Value" ($5-$12 per 750mL); "Premium· ($10-$25 per 750ml); "Premium, High-end"

($27-$34 per 750mL) and "Ultra Premium· ($35+ per 750mL). ONE ROQ® Vodka is price-positioned between $27 and $30 per 750mL (premium, high-end).

Major Suppliers

Approximately 20 global suppliers control 90% of the sales volume throughout the five main categories of spirits. Examples of the suppliers include Diageo, Bacardi Global, Pernod Ricard, Suntory Beam, Brown Forman, Constellation Wine, Luxco, Sazerac, and Moet Hennessy Group.

Major Brands

Dominate sales of vodka in the US market in 2019 are held by Titos and Smirnoff brands. Other brands that comprise the market share of vodka include Grey Goose (France), Smirnoff (Russia), Stoli (Russia), Ciroc (France), Absolut (Sweden), Skyy (Italy), Belvedere (Holland), Chopin (Holland), and New Amsterdam (US).

Strategies and Tactics of Competitors

Vodka is considered a branded commodity; a common product on the inside, which is designed to appear differently on the outside. Methods for product differentiation are highly limited with brands constrained to the use of" times distilled or filtered" to separate the advertising of their respective products. Further differentiation in processing is limited where storytelling or lifestyle advertising become primary methods for generating desire in the consuming market. The increasing use of celebrities has become commonplace but remains an unpredictable formula for success.

ONE ROQ® has learned the challenges of competing under these traditional marketing tactics through years of investment. Over time, it has chosen to evolve its model to incorporate the end-user in the growth and long-term value of its products through brand ownership, heightened brand experience, and collaborative innovation and processes.

THE PROBLEM/SOLUTION

In short, each of today's current market competitors operates on a traditional business model where profits from sales and value from the equity of the brands roll up to a small group of private owners – vs. end-users. ONE ROQ® believes this is an opportunity to differentiate itself from 99% of the market through a Membership platform that permits end-users to enjoy benefits and rewards, including becoming valued shareholders and brand owners.

Problem 1
Over the last 90 years in the adult beverage industry, billions have been pocketed by bankers, celebrities, and ultra-high net worth investors from alcohol brands built on the backs of consumers who've received nothing in return for their loyalty and influence.

Problem 2
We believe alcohol shipping and tax imposed by third party shippers such as FedEx and UPS create price burdens to consumers who order alcohol online.

Problem 3
We believe lifestyle brands deceptively advertise the idea that consumers empower themselves when they buy their products. However, those companies rarely provide a platform that allows consumers to measure their employment.

Problem 4
We believe consumers are losing financially every time they buy a brand - or use a marketplace platform - they do not have a financial stake in.

What if you could own the platform you use to purchase the your alcohol and annual gifts - and your own line of luxury spirits - allowing you to take control financially, and build real investments with every purchase?

THE SOLUTION



ONEROQ is an award-winning luxury spirits company that has developed an online Rewards Club where Members can unlock up to 50% off over 5,000 premium alcohol and beverage brands delivered directly to their doorstep, a suite of exclusive lifestyle-enhancing rewards and access to financial offerings where Members can own shares in our company and grow real investments with every platform purchase.

We believe our award fining taste and quality, coupled with our novel Membership Club, allows us to stand out significantly in the sea of spirit brands where ownership and benefits are typically denied to consumers. In addition, we believe through Membership to ONEROQClub.com, and our network of participating retailers, we will be able to deliver some of the most competitive prices on the web for ONEROQ and a wide-range of premium alcoholic and non-alcoholic beverages - providing our Members a superior alcohol buying platform.

THE MARKET

The Beverage Alcohol Market is one of the largest and most resilient markets in the world - Growing through good and bad markets Historically.

The adult beverage industry is recognized as being among a select few industries that are able to sustain itself in strong, weak, and uncertain economies. The alcohol beverage market is driven by an increasing shift away from beer and wine towards premium spirits as part of an overall movement towards "high-end" consumption. This macro industry trend has led to the creation of numerous start-up brands over the last ten years seeking to establish themselves as credible niche players to position themselves as acquisition targets for major industry giants.

As a result, the market environment has led to a consistent demand by major suppliers to acquire successful niche brands that are able to break-through with unique category innovations, or scalable marketing strategies.

Vodka First.

ONEROQ begins with premium, high-end Vodka. Vodka as a category accounts for approximately 31% of the total distilled spirits volume, with the high-end premium vodka sector growing at just under 11% per annum. Additionally, Vodka also maintains an impressive 15 year+ track record of continuous year-over-year growth. (www.statista.com)

Other Facts and Features:
- Vodka is the largest category by sales volume among all major spirits categories; reflecting its popularity among consumers worldwide. (www.cnbc.com)
- Vodka is one of the most efficient spirits to produce, requiring the least amount of lead-time compared to spirits such as Rum, Whiskey, Scotch, and Tequila.

Premium, high end vodka is considered the most valuable spirits category in terms of sales, volume, and historical brands acquisitions with a well-known competitor brand purchase in 2004 for $2 billion, the largest individual brand acquisition within the industry.



ONE ROQ®Differentiator 1

ONE ROQ's Award Winning, Super-Premium, Gluten-Free, & Non-GMO Vodkas Stand Above in Taste, Quality and Design. ONE ROQ® produces its own line of internationally award winning super-premium vodkas, and has the capability of expanding into additional alcoholic categories in the future with financing.

Our current product line consists of 4 flavors, with an additional flavor we have plans to launch soon, Our current portfolio includes:



- ONE ROQ® Legacy (Original)
- ONE ROQ® Loganberry (Seasonal Release)
- ONE ROQ® Raspberry (Seasonal Release)
- ONE ROQ® Dark Chocolate Truffle (Seasonal Release)
- ONE ROQ® Pineapple Peach (New Limited / Seasonal Release Coming Soon)

Unique Distilling

The ONE ROQ® super premium Vodka recipe is glass/metal distilled from 100%, non-GMO, American Corn and a blend of Colorado Mountain Water. We utilize a proprietary bathing process that allows ONE ROQ's ethanol and water molecules to bond longer, giving it a smoother over mouth feel than competitors.

Unique Product Features

ONE ROQ® maintains a wide range of food certifications including:

- Gluten Free, Sulfite Free, Sodium Free, Vegan, Kosher, and Non-GMO Certifications.

We believe ONE ROQ® is one of the only vodkas on the market to maintain all six (6) of these unique Certifications and Features.

Awards & Credentials

- ONE ROQ® has received numerous awards; most notably, a First place Gold Metal for Taste & Design at the world's largest consumer - judged tasting competition, the International SIP Awards.

- ONE ROQ® also received a 95*point rating from the Proof Awards Podcast - A division of the Food & Beverage Magazine.

ONE ROQ®

ONE ROQ®Differentiator 2

ONEROQClub.com is ONE ROQ® Vodka's durable differentiator; a pioneering, digital membership club that unlocks exclusive on-line shopping on ONE ROQ®+ 2,000 popular alcohol brands, thousands of fine dining and travel rewards, and financial opportunities to Club Members.

THE ONE ROQ® REWARDS CLUB | ONEROQClub.com

A LOOK INSIDE THE CLUB

24/7 Ordering & Gift Concierge

Enjoy on demand ordering and gifting of ONE ROQ® +

Over 2000 premium wine & spirits products delivered directly to your door.

**Delivery restrictions may apply depending on locations and state laws.
Customers must show valid proof of legal drinking age.
Service coverage currently includes the U.S. with plans to expand into international markets such at the EU in the future.

Monthly Discounts



Receive Monthly codes beamed to your phoned and dashboard, unlocking some of the most competitive, all inclusive prices on the web for ONE ROQ® + on line alcohol and beverages. Members also enjoy exclusive discounts on official ONE ROQ® lifestyle wearables, gifts, and merchandise

VIP Events

Receive complimentary or preferred rate access to exclusive social, sporting, art, and music events sponsored or produced by ONE ROQ®, worldwide. Members can even work with one of our Concierge specialist to unlock preferred rate tickets at special events of your choice.

*ONE ROQ® Events were temporarily suspended due to the COVID-19 Pandemic, but are anticipated to resume through the offering.



E-Voting



Participation in electronic votes and community initiatives to guide the company direction on things suchg as new products, marketing initiatives, and more.

Ownership

Members of the Club receive first access to our financial offerings, allowing you to become a stakeholder and grow potential investments with every purchase.





Monthly Content

Receive exclusive content such as breaking Company news and member spotlights. Inspired by lifestyle guides in travel , home entertainment, fashion, and more.

Carry Requests

Use the Carry Request tool in our app to request your favorite neighborhood bars, restaurants, and retailers carry ONE ROQ®. This tool is used to demonstrate demand for wholesalers, that the ONE ROQ® Community is real - and ready to ROQ!





Share + Earn

Grow Investments and earn real cash by Inviting friends to the Club. Easy!

Weekly Music

Enjoy the newest hits in-house and R& B beamed directly to your mobile device by our in-house DJ. Love a track? Listen on your preferred streaming app and save to your favorites!

*Additional Music Genres to be launched in the future



Premium Upgrades



Unlock premium rewards through the ONE ROQ® - SELECT partnership such as complimentary rounds of drinks and up to 75% off bills at over 1.6 million premier restaurants, hotels, night clubs, and online brands worldwide.

Club House (In-Development)

A visionary amenity poised to provide Members a place to meet, entertain, and enjoy world-class hospitality services in some of the nations most desirable cities. We have plans that this platform will officially introduce ONE ROQ's on premise marketing strategy - allowing the company to penetrate the other 50% of the $1.4 Trillion adult beverage market.

This feature is conceptual and in a 'development' stage. 'Development' here means further research and analysis is being conducted by the Company to determine viability and application. There is not a guarantee that it will be pursued during the period of this Offering, or postceding. However, Investors will be able to participate in this viability study.



CURRENT STAGE AND ROADMAP

Following the successful funding of the company's development stage through Offering I and II by over 5000 global investors, the Company has now prepared Offering III where proceeds will be used to scale customer acquisition and generate material value by scaling membership and platform sales of its unique wine & spirit buying platform. Notably, ONE ROQ® has observed up to a 4% (average) rate of conversion through testing, suggesting that company success is a function of being able to expand the exposure of its platform. For further understanding of ONE ROQ's opportunity, it is estimated that ONE ROQ's initial online marketing investments have reached just over 125,000 people. There are 2 billion alcohol drinkers in the global market according to the World Health Organization, which means that ONE ROQ® has exposed a mere fractional percentage of the addressable market to date.

Given its funding, empirical data, and overall executions to date (and during the radical industry and world transformation), we believe the Company remains on track to grow an attractive direct-to-home alcohol business in the near term – as well as introduce plans to implement a compelling growth strategy for the on-premise through its newly introduced Club House platform.

PLANS TO ENHANCE THE ONE ROQ EXPERIENCE
The ONE ROQ Members Bi-annual Magazine spanning the best of the Company News, new products and promotions, entertainment & travel guides, Member Spotlight, and more.

With a global Membership eager to experience ONE ROQ's lifestyle platform outside of their homes, and the founder's prior success in developing, selling, and exiting the QSR Franchise with 15 global locations; the Company sees a unique opportunity to expand its footprint through out visionary franchise one ONE ROQ Club Houses. ONE ROQ is currently scouting its first test location in Southern California!

We have additional plans to launch Special Programs, aimed to allow interested Investors/Members to become licensed agents that can introduce ONE ROQ® to their favorite bars, restaurants, and retailers and get paid ever time those businesses buy ONE ROQ®, for the life of the accounts.

OUR TRACTION

A KEY BASIS FOR FUTURE GROWTH POTENTIAL
During trials from 2019 to 2022, ONE ROQ has maintained a trailing subscriber conversion rate of approximately 4% through its paid advertising investments, suggesting in our opinion, that success is a matter of being able to expand the exposure of the brand / platform.

A Major Opportunity for further growth & ONE ROQ's Strategy. We have built exciting technology through our desktop and mobile applications to bring ONE ROQ's envisioned Members Club to life. As previously discussed, during development and testing phases made possible through ONE ROQ's Round I and II Offerings, the Company was bale to establish Key Performance Indicators (KPIs) which it believes shows that growth of the company is a function of scaling exposure of the ONE ROQ® brand / Club platform.

THRUST 1
Expand Paid Advertising

ONE ROQ® wants to capitalize on this rate by launching paid advertising campaigns through an omni-channel approach that will encompass social media, youtube, google ad words, PR, and outdoor advertising.

THRUST 2
Reactivate Member Events

At ONE ROQ®, we are aimed at resurrecting our sponsored events at exclusive destinations around the world, extending complementary and preferred rate access to our Investors and Club Members.

REASONS TO INVEST



A Highly unique company in a massive & growing market.
ONE ROQ is a luxury spirits producer and technology company offering a unique opportunity to invest in its industry's first marketing approach - All while enjoying a preferred rate Membership - unlocking exclusive deals on our award-winning products, 5,000+ other popular adylt beverage brands, rewards and more,

Traction: Last year, ONE ROQ generated its second consecutive year of growth with a 76.3% increase in sales, a 94% increase in registered app users, and 71% increase in our Investor base in comparison to the prior year. Over 5,000 global shareholders have already joined ONE ROQ, committing over $2M in capital to the Company's vision.

A Massive Market with Attractive Brand Acquisition Activity: ONE ROQ is addressing one of the largest - and most resilient - markets in the world, generating over $1.1T in 2021, globally. Recent brand acquisitions include Casa,ogos Tequila ($1B in 2017), Aviation Gin ($610 million in 2020), and Drizly ($1B in 2021).*

Excellent Timing: The e-commerce alcohol drink market was accelerated by the covid-19 Pandemic, with over a quarter of the world's 2 billion drinkers now ordering their alcohol online. This market is projecting growth of 65% by 2025 and is ripe for disruption.**

A Durable Competitive Advantage Ready to Scale: ONE ROQ is differentiating itself through a next generation Membership platform delivering superior on-line buying advantages, lifestyle perks, and financial benefits to consumers.

Multiple Revenue Streams: ONE ROQ will be generating multiple income channels via Distributors, Subscriptions, Branded Merchandise, Partnership Fees, and Potential Royalties.
*Information from IWSR, The Spirit Business, the Beverage Journal, and Forbes
**Information from Forbes

INVESTMENT INCENTIVES AND PERKS



AMOUNT BASED INVESTMENT

Invest $200-449

ONE ROQ Silver Card Investor
- Receive 253 - 568 Owner Shares of equity in ONE ROQ
- 35% off Membership at ONEROQClub.com. Includes exclusive Member pricing & concierge services on over 2,000 premium adult beverage brands delivered direct to your door; exclusive monthly Investor Content, VIP Events, Premium Upgrades, and more. For more information on our Member Benefits, visit ONEROQClub.com
- Up to 5% Back in Shopping Credits at ONEROQClub.com. Redeem towards Official ONE ROQ Merchandise including hats, shirts, signs, coasters, spirits, and more.

**Invest $450 - $2499**

ONE ROQ Gold Card Investor
- Receive 569 - 3,163 Owner Shares of equity in ONE ROQ
- 35% Off Membership at ONEROQClub.com. Includes exclusive Member pricing & concierge services on over 2,000 premium adult beverage brands delivered direct to your door; exclusive monthly Investor Content, VIP Events, Premium Upgrades, and more. For more information on our Member Benefits, visit ONEROQClub.com
- Up to 12% Back in Shopping Credits at ONEROQClub.com. Redeem towards Official ONE ROQ Merchandise including hats, shirts, signs, coasters, spirits, and more.

**Invest $2500+**

ONE ROQ Black Card Investor
- Receive 3,164 or more Owner Shares of equity in ONE ROQ
- 35% Off Membership at ONE ROQClub.com. Includes exclusive Member pricing & concierge services on over 2,000 premium adult beverage brands delivered direct to your door; exclusive Monthly Investor Content, VIP Events, Premium Upgrades, and more. For more information on our Member Benefits, visit ONEROQClub.com
- Up to 15% Back in Shopping Credits at ONEROQClub.com. Redeem towards Official ONE ROQ Merchandise including hats, shirts, signs, coasters, spirits, and more.

*Club Privileges begin once your investment clears into the company (clearing can take up to 7*21 days from time of investment).*
All Perks occur when the offering is completed.

Risk vs. Reward

Before you invest, it's important to understand that ONE ROQ® Spirits is a relatively early-stage company. In fact, thanks to the JOBS Act, you now have the opportunity to invest earlier than has ever been possible — at a stage traditionally reserved for angel investors and venture capitalists.

If you want to get in early, you need to understand the risks. Our stock is not currently listed on any secondary exchange, which means it must be viewed as a long-term investment that could take years or even decades (if ever) to provide a return. As a pre-IPO startup, we are not focused on near-term revenue or profit, but instead on building what we believe will be long-term competitive advantages for the Company. When you invest in a startup you aren't in-vesting in what the company is today—you are investing in the potential for what the company could become in the future. It's an inherently risky proposition because, the fact is, most startups fail.

But startups that succeed can change the world. Every great disruption starts with entrepreneurs and investors that have the courage to defy the odds and try something no one else has done before. We founded ONE ROQ® because we believe the JOBS Act created a once-in-a-lifetime opportunity to build a new type of company with the potential to reshape the future of adult beverage consumption.

**RISK FACTORS**

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

THESE ARE THE RISKS THAT RELATE TO THE COMPANY:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Membership Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended and shall not be deemed to be a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

Any Membership Unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed.

The Company is offering Membership Units up to $5M in value. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Post-pandemic changes in the domestic and international markets have created a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could re-quire pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your Ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Membership Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Membership Units. In addition, if we need to raise more equity capital from the sale of Membership Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products.

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its Members.

Minority Holder; Securities with Voting Rights.

The Membership Units that an investor is buying have voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow, your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company

You are trusting that management will make the best decision for the company.

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will receive nothing. Even if we sell all the membership units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company becoming less, because later investors might get better terms.

The Company will not absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will not reduce the Proceeds that the Company receives. The Company will issue the Bonus Shares from its authorized Shares. The issuance of these Bonus Shares will have a maximum potential dilutive effect of 15% of the Shares offered for purchase or 747,634.35 Bonus Shares, meaning the Company is Offering a total of 5,731,863.35 Shares through this Offering.

This offering involves "rolling closings" which may mean that earlier investors may not have the benefit of information that later investors have.

Once we've met our target amount for this offering, we may request that ANDES CAPITAL GROUP, LLC instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits.

ONE ROQ® Spirits, LLC has a limited history upon which an evaluation of its performance and prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ONE ROQ® Spirits, LLC has incurred a net loss to date and has had limited revenues generated since inception. There is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history.

ONE ROQ® Spirits, LLC has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that ONE ROQ® and ONEROQClub.com are good ideas and that the team will be able to successfully market, and sell the product or service through proceeds generated through its next offering. Further, we have never turned a profit and there is no assurance that we will ever be profitable, although this is not required to conduct a successful exit in our industry.

Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to en-force our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copy-right(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime.
Our ability to sell product is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point, the Company may no long-er want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems that will materially impact our operations, and may have little or no recourse to re-cover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers, who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ONE ROQ® Spirits, LLC; ONEROQClub.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ONE ROQ® Spirits, LLC; ONEROQClub.com could harm our reputation and materially negatively impact our financial condition and business.

Industry Barriers

The beverage alcohol market operates on a federally regulated supply chain where 100% of the distribution has become consolidated among a hand full of dominant distributors, who largely serve the interests of 20 or so major global suppliers. Without Partnerships with major distributors, an alternative supply chain, or a robust direct-to-home platform, the Company may not achieve its growth targets on the time horizon offered.

Non-Participation

The market is heavily influenced by a small number of major distributors who seek to limit the number of new brands in the market as a strategy to protect the interests of established brands. Investors in ONE ROQ® may risk not realizing the full potential of their in-vestment if they do not participate in helping to create demand by asking for the Company's products in their own local markets through their preferred retailers and/or establishments.

Advertised Special Projects and Initiatives May Not Launch During this Offering.

The Company may not be able to commercialize aspects of its offering that fall under future or special projects or initiatives, without adequate funding. In addition, the Company reserves the right to invest in these initiatives with future potential financings.

Funding

Consistent and adequate funding is essential to the Company's startup operations and ability to achieve material growth. The company must consistently receive a minimum of $30,000 US to cover its monthly operating expenditures. Not generating this minimum has the potential of causing delays in the company's business plan and growth. The company encourages monthly investments from its non-accredited share-holders during Offering periods.

Post Pandemic

The Company recognizes administrative and supply chain disruptions that were realized during the Pandemic, and that may endure for months to years following the Pandemic. Investors should be aware that materials shortages and lead times in the industry's general supply chain affect the pace of the company's ability to meet projected funding and sales milestones.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $3,937,540.91 through the sale of up to 4,984,229 Membership Units, based on a Pre-Money Valuation of $44,850,157.29 .

This funding will allow for ONE ROQ® Spirits LLC to expand the brand and services to national and international markets

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Units	Number of Units Held Prior to Offering	Percentage (%) of Units Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
J. Garrett Green	Membership Units	48,950,000	86.2%	100%

Classes of Securities of the Company

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,984,229 of Membership Units at $0.79 per Share.

Membership Units
The amount of security authorized is 66,000,000 with a total of 56,897,978 outstanding.

Voting Rights
1 vote per unit

Material Rights
Membership Units
Each Member shall own Membership Units in the amounts set forth for such Member in Schedule A of the Operating Agreement; and shall have a Percentage Interest in the Company based upon their purchase of interests, asset forth in Schedule A of the Operating Agreement. Please note that this offering is for Membership Units

Distributions/Dividends
Distributions shall be made at such times and in such amounts as may be determined solely by the Board of Managers, to the Members, pro rata in accordance with their Percentage Interests, as per the Operating Agreement.

Transfers of Membership
The Company will be provided 45 days notice of any intent to transfer for their consideration to purchase units from transferee, as per the Operating Agreement.

<u>Drag Along Rights</u>

Holders of more than 50% of the Company's Membership Units have the right to sell his/her Membership Units or the Company's Membership Units to a buyer, as per the Operating Agreement.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Recent Tech Integrations have Increased Market Value Potential 20-Fold

The company is unique in its valuation, using several factors to arrive at valuation. Acceptable valuation methods include: Income-Approach, Asset Approach, and Market Approach. To appreciate the valuing method, we must first appreciate that ONE ROQ® is not just a beverage maker / supplier, but a technology company. For the last 2.5 years, it has been in development of said technology and operating platform. Following its recent completion of a major tech integration that connects it to liquor inventories across the US (and over 5,000 new SKUs to its platform) in the past 12 months, it has effectively increased its addressable market from the $40B US market of vodka (US) to the $500B plus market of home alcohol (over 50% of the total $1.4T beverage alcohol market in 2021). Therefore, a substantial increase to its future market value potential is recognized in its intended Offering.

A Functional/Ready Business Model + Reachable Audience

Current important and distribution contracts that it has put into place that allows it to achieve a functional and compliant business model (i.e., it can perform the functions it states it can) and service up to an estimated 90M households in the U S.

<u>Historical Exits in Alcohol are Large</u>

Historical exit valuation cases that provide a market-basis for the company's future valuation potential. i.e., in spirits, a 12-year+ historical exit trend highlights a common threshold of 30,000 cases per annum to trigger acquisition where 8-30x multiples are applied to topline case volume. Example, a brand generating 50,000 cases would be valued around $90-$100M; 250,000 cases would be valued at $500 to $600M; 500k cases would be valued between $1B to $1.5B. A historical exit chart is provided above which uses public and private data.

<u>Trending Customer/Investor Conversions</u>

ONE ROQ® also has established an online/customer acquisition conversion trend of around 4% where, through its testing conducted through Offering 1 and 2, it has arrived at predictable methodology for future, systematic growth, should it benefit from financing. ONE ROQ® is not a traditional beverage brand and cannot be compared to other beverage start ups that do not operate with like systems, processes or strategies.

<u>Revenue Model</u>

Notably, unlike other beverage brands, ONE ROQ®, due to its unique business model, will be generating revenues from product sales to distributors that supply its network of fulfillment partners; revenues from subscription revenues from members that join membership to access club benefits; revenues from brand merchandise sales, and advertising fees from brands listed on its platforms.

<u>Other Factors</u>
Investments to date by founders and founding employees.
Press & Media coverage
5,000 existing shareholders validating prior offering value

<u>Minimum Projections & Corresponding Value</u>
There are 2B drinkers in the world according to WHO, with a quarter of them ordering alcohol online
(a market that is on trend to grow 65% by 2025 according to Forbes). If ONE ROQ® is successful in
building its subscriber base to just 25,000 subscribers (where it assuming corresponding sales of 25-
50,000 cases at 1-2 cases per member per year), it will surpass its $40M asking value. With its customer
acquisition of $75 per member known via paid advertising, it will require the company $1,875,000 to
achieve minimum returns for investors.

**What are the risks to purchasers associated with corporate actions (including additional
issuance, related party transactions, conflicts of interest)?**
The Company has the following:

Related Party Transactions

Name of Entity: Notes Payable to Eight Members
Relationship to Company: Minority Members
Nature/ amount of interest in the transaction: Individual notes payable to eight members of the
Company in the aggregate amount of $16,150 for bridge working capital.
Material Terms: The notes carry an interest rate of 10% per annum and matured on dates ranging
from February 22, 2022 to June 1, 2022. Certain notes totaling $8,500 contain a conversion feature
whereby the creditors can elect to convert the outstanding balances into 19,767 membership units
at a conversion price of $0.43 per unit. During 2022, these conversion options were exercised

Name of Entity: J. Garrett Green
Relationship to Company: Officer
Nature/ amount of interest in the transaction: During the reporting periods presented, the
Company had amounts receivable from its majority shareholder incurred as part of normal business
operations. Additionally, the Company has a lease relationship with its majority member and owner
for office space used in the Company's operations.
Material Terms: Advances Receivable - Founding Member - At December 31, 2021 and 2020, the
Company had advances receivable due from its founder and majority member in the amount of
$109,350 and $54,880, respectively. These balances have no formal repayment terms or stated
interest rate and are not expected to be paid in the ensuing twelve months.

Operating Lease - The Company leases office space from its majority member on a month-to-
month basis. During the years ended December 31, 2021 and 2020, related party rent expense
was $15,000.

Guarantee - The Company's founding and majority member personally guarantees certain accounts
payable and debt of the Company.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not
have a stated return or liquidation preference.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Membership Interests to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.



INDEBTEDNESS

The Company has the following debt:

Creditor: Scarp Property Associates, LLC
Amount Owed: $130,540.00
Interest Rate: 5.0%
Maturity Date: September 30, 2030
Balance: As of 8-15-2022, $124,586

Creditor: Advantage Funding
Amount Owed: $15,000.00
Interest Rate: 15.0%
Financing note payable $20,000 requiring total weekly installments of $1,450, including interest imputed at approximately 15% per annum. The notes will mature upon the Company remitting total gross payments of $29,000 to the lender and are collateralized by substantially all of the Company's assets, including its accounts receivable.
Balance: As of 11-2-2022, $0

Creditor: Legend Funding
Amount Owed: $17,592.00
Interest Rate: 15.0%
Financing note payable $27,160 requiring total weekly installments of $999, including interest imputed at approximately 15% per annum. The notes \viii mature upon the Company remitting total gross payments of $37,752 to the lender and are collateralized by substantially all of the Company's assets, including its accounts receivable.
Balance: As of 11-1-2022, $0

Creditor: EBF Funding
Amount Owed: $23,000.00
Interest Rate: 33.0%
Financing note payable $30,000 requiring total weekly installments of $375, including interest imputed at approximately 33% per annum. The notes will mature upon the Company remitting total gross payments of $45,750 to the lender and are collateralized by substantially all of the Company's assets, including its accounts receivable.
Balance: As of 11-1-2022, $0



Does the Company have operating history: [x] Yes [ ] No

PREVIOUS OFFERINGS OF SECURITIES

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of Previous Offering
Membership Units	March 01, 2020	Regulation CF	Membership Units	$998,000.00	Technology Development; Human Resources; Inventory; Fund Raising
Membership Units	August 01, 2020	Regulation CF	Membership Units	$1,062,544.62	Technology Development, Inventory, Testing, Fund Raising
Convertible Note	November 15, 2021	502	Convertible Note	$34,767.00	Technology development, G&A, Fund Raising



MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

RESULTS OF OPERATIONS

Circumstances which led to the performance of financial statements:

From 2018 through December 31, 2021, the Company's Founder and team directed all focus on the successful preparation and launch of the Company's Regulation CF Offerings as part of its plan to develop and commercialize a new and differentiated business model within the spirits sector. Notably, due to prior rules of the Reg CF exemption which limit the annual investment amounts ONE ROQ® was allowed to accept from investors, ONE ROQ® could not raise capital again for seven months after it's the close of its initial raise from a majority of its non-accredited community of investors. ONE ROQ® elected not to pursue institutional investors during this time to prevent potential dilutions to its pre-existing investors.

R&D has spanned a range of activities including the research of all applicable securities and beverage alcohol laws; arduous ground up technology development, import and distribution alcohol partnerships, marketing and fundraising, production of inventory; the conception and development of marketing assets such as the Company's website, ONEROQClub.com and cultural ad campaign "Own Your Spirit;" and minimum general operating expenses including warehousing and office leases. Notably, the Founder/Manager personally reinvested for the necessary preparations.

ONE ROQ® Spirits LLC which operates in the distilled spirits market vertical, as a premium distiller and supplier of ONE ROQ® Vodka, actively restarted operation in Q3 2018 after almost two years of dormancy. The Company's re-emergence into the market is the result of a new business and marketing strategy emphasizing consumer participation in the brand's ownership, marketing, and development including the benefits associated with membership in the exclusive ONE ROQ® Club which offers events and benefits to members. The ONE ROQ® Club program also allows members to purchase ONE ROQ and wine & spirits products online for convenient delivery at exclusive member pricing through a compliant business model.

REVENUE

ONE ROQ® Vodka 2021 Sales were up 76.3% to $123,982 from $64,510 as reported for 2020. During 2021 ONE ROQ® produced 1,659 units and sold 1,253 cases as compared to 2,346 units produced and 680 cases sold in 2020. Production for the year was down due to post-pandemic supply chain disruptions which also contributed to increased production costs and cost of goods sold for the period. On a positive note the ONE ROQ® saw its sales nearly double during the period, primarily through online sales. As previously mentioned in prior year reports, the Company does not consider sales to be of material importance during this period as the focus for the Company was on the development of its technology/business model, team building, and capital raises.

COST OF GOODS SOLD

Cost of goods sold for 2021 was $111,956 as compared to $26,647 in 2020. The increase in the Cost of Goods sold in con1parison with sales volume was attributable to increased supply chain and manufacturing costs of approximately $45,000, direct costs associated with increases in sales volume of $43,360 and $23,596 in period costs.

GROSS MARGINS

In 2021 gross margin was $12,026 compared to $37,863 in 2019 due to the factors discussed in the preceding section. The Company continues to believe the movement to subscription based premium Club member benefits, increased online consumer consumption trends will continue to increase as ONE ROQ's AI platform targets specific consumer population segments.

EXPENSES

Operating expenses were $557,582 during 2021, compared to $496,558 in 2019. ONE ROQ® continued to aggressively pursue consumers in the online web market resulting in major investments in online marketing and sales development, spending $389,043 and $362,400 in this niche during 2021 and 2020, respectively. Legal and professional costs associated with ONE ROQ's crowdfunding campaign resulted in legal and professional costs decreased slightly by approximately $13,500 from $47,700 in 2020 to $34,200 in 2021. Information technology represents the Company's technology expenditures required to support its growing customer and investor base with expenditures in this category of $115,800 in 2021 and $45,750 in the prior year. The increase in the technology component of expense reflects the company's commitment to developing artificial intelligence-based architecture to identify premium brand consumers who enjoy the fulfillment of belonging to an exclusive community. Travel and Entertainment remained relatively constant with expenditures of $23,700 in 2021 compared to $24,400 in 2020 as a result of travel being depressed due to the lingering impacts of the COVID pandemic which continued through much 2021. In general, with the exception of the items mentioned above, other expenditure categories were insignificant to the operations considered as a whole.

HISTORICAL RESULTS AND CASH FLOWS:

Management believes historical financial results of the Company are not indicative of future performance, as the Company has concentrated its energy and efforts primarily in the areas of platform and process technology development, which is consistent with the Company's strategic plan to ready a new differentiated marketing strategy and raise financing to commercialize its strategy.

Notwithstanding the effects of the global Pandemic and limitations of prior Crowdfunding rules which caused intermittent financing periods, the Company is now successfully transitioning from a 2.5 year development stage to implementation of its sales & marketing plan.

LIQUIDITY AND CAPITAL RESOURCES

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...) The Company is currently utilizing cash on hand raised from its prior offerings, loan vehicles, and proceeds from sales of inventories as its primary capital resources. Given the current questions regarding the general domestic and international economy, inflation and cost of capital, alternative, viable debt financing options has become more expensive. Management continues to be optimistic that equity investment to fund growth, is in the best interest of the company and its investors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funding from the current offering is crucial to growing the Company's sales and promoting the product and the new subscription and AI platforms that will increase both enterprise and member value. Failure to obtain funding from the current offering would likely result in pursuing alternative financing solutions which could result in slowing the growth curve and diminishing existing investor valuation.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As a distilled spirits brand built around a high-tech online platform, both the product and tech components require significant early-stage capitalization. The viability of the Company's plan is reliant upon a successful funding from this offering campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Assuming a minimum raise of $150,000, the company could sustain operations for 2.5 to 3 months, hoverer this would also result in ONE ROQ® slowing its distribution and IT development significantly. Additionally, it is difficult to estimate the impact of the continued spiraling inflation and global supply chain issues that could severely impact the company through the end of 2022.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to comfortably operate for 24 months should it raise its maximum funding goal of approximately over $1,065,000, assuming its current rate of approximately $45,000 a month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Additional, future capital sources include potential equity and debt financing vehicles including, but not limed to, Reg CF, Reg A+, Reg D, and more debt-based lending options.

VALUATION

Pre-Money Valuation: $44,850,157.29

Valuation Details: The valuation method, set internally, utilizes a variety of factors including but not limited to: historical investments, company stage, technology developed from historical investment, the value of IP, size of market, trending brand acquisition values of like-products, and validation on the business model and methodology to be scaled from proceeds.

CASH INVESTMENTS & SALES

Approximately $2,099,000 has been invested since inception. $1,029,000 by Founder into product development and industry trial; and an additional $1,070,000 by outside investor-members for redevelopment and innovation pursuits. Over this time period, the Company has sold over 6,000 cases with minimal efforts, and ahead of bringing its digital platform to competition.

MARKET METHOD - VALUING BASED ON HISTORICAL EXIT CASES

Historical acquisition value trends look at a brands total sales at the time of acquisition, the time in the market prior to the acquisition, and the purchase price at acquisition. The company, which uses data its has collected on over 8 brand acquisitions in the industry, suggests that spirit brands able to cross 30,000 cases a year in sales, demonstrate a defensible and scalable marketing strategy, have year-over-year positive sales trajectories, and fill unique innovation gaps, are able to multiply their total annual cases by two and place that number into millions to arrive at a reasonable exit value to a potential acquirer.

While ONE ROQ® is still operating well under the recognized 30,000 cases sold annually threshold, the company believes it has a clear roadmap to achieve the target annual sales within a target time horizon of 3-5 years through Offering III (its series A)

TECHNOLOGY, METHODS, AND PROCESSES

From investments made through its most recent funding, the Company has successfully developed robust and comprehensive programming unique to the processes, strategies, and methods of the ONE ROQ® Vodka Club Membership and brand experience platform. ONE ROQ® is utilizing its technology to drive data sets and marketing successes in a way that is completely novel to how the market currently operates. For example, ONE ROQ® is able to pin-point specific geographic areas, and create predictable outcomes for product trial and long-term adoption in a way that the company believes current brands cannot consistently accomplish or predict.

We believe ONE ROQ® is trail-blazing web-enabled brand experience and marketing paradigm inside the beverage alcohol market. In the company's view, there has not been a precedent for technology used in this way inside the beverage alcohol market. The company believes this creates an additional driver of value while it continues to develop. However, the Company believes that similar early-stage technology companies such as those in Silicon Valley can be utilized to create an additional basis for greater valuation.

SUMMARY

In summary the Company is taking its historical investments and sales of 6,000 cases, arriving at an approximate $12M (before technology) value using established value models from prior brand sales over the 30,000 cases threshold, and then adding an approximate $8M in novel technology and process value. Given the trend of exit values in our market, the confidence the Company has on achieving the sales threshold, and the novelty of the technology which provides a model to base predictable growth, (and that up to 10% of investor proceeds are given back via shopping credits in the company's online store), the Company determined its current valuation internally without the formal evaluation of an independent third party.

The pre-money valuation has been calculated on a fully diluted basis. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $34,767.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target (Minimum) Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$299.99	3%	$118,126.00
Digital Acquisition (Advertising)	31.7%	$3,169.94	31.7%	$1,250,000.00
Inventory Production	44.4%	$4,449.92	44.4%	$1,750,000.00
G&A (Staff & Key Hires)	7.7%	$769.99	7.7%	$304,414.91
Marketing & Events	8.9%	$889.98	8.9%	$350,000.00
Legal, Accounting & Misc	4.2%	$419.99	4.2%	$165,000.00
Total	100%	$9,999.82	100%	$3,937,540.91

Andes Capital Group shall take three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.



If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.



EXHIBIT A: FINANCIALS

ONE ROQ SPIRITS LLC

Table of Contents

Independent Auditors' Report

To the Board of Directors and Members
ONE ROQ Spirits LLC
Buffalo, New York

Opinion

We have audited the accompanying financial statements of ONE ROQ Spirits LLC (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in members' equity (deficit) and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ONE ROQ Spirits LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ONE ROQ Spirits LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company incurred a net loss of $564,807 and had negative cash flows from operations of ($607,304) for the year ended December 31, 2021. Additionally, the Company has limited liquid assets to satisfy its obligations as they come due with $20,751 of unrestricted cash on hand at December 31, 2021. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Prior Period Financial Statements

The financial statements of ONE ROQ Spirits LLC as of December 31, 2020 were audited by other auditors whose report dated April 9, 2021, on those statements expressed an unmodified opinion and included a going concern section that described the accumulated losses and working capital deficiencies discussed in Note 3 to the financial statements.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ONE ROQ Spirits LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Independent Auditors' Report (Continued)

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ONE ROQ Spirits LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ONE ROQ Spirits LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

SBFR Partners LLP

Amherst, New York
September 12, 2022

SBFR PARTNERS LLP
Certified Public Accountants & Consultants

ONE ROQ SPIRITS LLC

Balance Sheets
December 31, 2021 and 2020

		2021		2020
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	20,751	$	72,376
Accounts receivable, net		37,296		21,180
Inventory		82,342		44,236
Restricted cash - funds held in escrow		55,818		2,717
Total current assets		196,207		140,509
NON-CURRENT ASSETS:				
Advances receivable - founding member		109,350		54,880
Trademark costs, net		492		547
Total non-current assets		109,842		55,427
Total assets	$	306,049	$	195,936
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)				
CURRENT LIABILITIES:				
Current portion of notes payable	$	83,800	$	11,471
Accounts payable and accrued expenses		81,489		85,618
Accrued interest		1,391		592
Total current liabilities		166,680		97,681
NOTES PAYABLE, NET OF CURRENT PORTION		118,482		130,540
Total liabilities		285,162		228,221
MEMBERS' EQUITY (DEFICIT): 60,000,000 units authorized, 56,391,527 and 55,631,539 membership units issued and outstanding as of December 31, 2021 and 2020, respectively		20,887		(32,285)
Total liabilities and members' equity (deficit)	$	306,049	$	195,936

See Independent Auditors' Report and Accompanying Notes to Financial Statements.

3

ONE ROQ SPIRITS LLC

Statements of Operations
For the Years Ended December 31, 2021 and 2020

		2021		2020
NET SALES	$	123,982	$	64,510
COST OF GOODS SOLD		111,956		26,647
GROSS PROFIT		12,026		37,863
OPERATING EXPENSES:				
Sales and marketing		449,763		402,454
General and administrative		107,819		94,104
Total operating expenses		557,582		496,558
LOSS FROM OPERATIONS		(545,556)		(458,695)
OTHER INCOME (EXPENSE):				
Interest expense		(19,251)		(5,506)
Other income		-		2,000
Total other expense		(19,251)		(3,506)
NET LOSS	$	(564,807)	$	(462,201)

See Independent Auditors' Report and Accompanying Notes to Financial Statements.

4

ONE ROQ SPIRITS LLC

Statements of Changes in Members' Equity (Deficit)
For the Years Ended December 31, 2021 and 2020

	Members' Equity (Deficit)	
	Membership Units	Members' Equity (Deficit)
BALANCE, JANUARY 1, 2020	53,982,702	$ 65,784
Issuance of membership units	1,636,355	441,287
Issuance of membership units - broker compensation	12,482	5,367
Offering costs	-	(82,522)
Net loss	-	(462,201)
BALANCE, DECEMBER 31, 2020	55,631,539	(32,285)
Issuance of membership units	1,752,038	739,174
Issuance of membership units - broker compensation	57,950	24,919
Forfeiture of membership units by founding member	(1,050,000)	-
Offering costs	-	(146,114)
Net loss	-	(564,807)
BALANCE, DECEMBER 31, 2021	56,391,527	$ 20,887

See Independent Auditors' Report and Accompanying Notes to Financial Statements.

5

ONE ROQ SPIRITS LLC

Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (564,807)	$ (462,201)
Adjustments to reconcile net loss to net cash used in operating activities:		
Issuance of membership units for services	15,000	-
Amortization	55	55
Net changes in assets and liabilities affecting operating cash flows:		
Accounts receivable, net	(16,116)	(13,360)
Inventory	(38,106)	7,809
Accounts payable and accrued expenses	(4,129)	40,381
Accrued interest	799	50
Net cash used in operating activities	(607,304)	(427,266)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net loans to founding member	(54,470)	(27,733)
Net cash used in investing activities	(54,470)	(27,733)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of notes payable	89,865	-
Principal repayment of notes payable	(29,594)	(2,510)
Proceeds from issuance of membership units	724,174	504,884
Offering costs paid	(121,195)	(77,155)
Net cash provided by financing activities	663,250	425,219
NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	1,476	(29,780)
CASH AND RESTRICTED CASH:		
Beginning of year	75,093	104,873
End of year	$ 76,569	$ 75,093
CASH AND RESTRICTED CASH AS REFLECTED IN THE ACCOMPANYING BALANCE SHEETS:		
Cash and cash equivalents	$ 20,751	$ 72,376
Restricted cash - funds held in escrow	55,818	2,717
	$ 76,569	$ 75,093
SUPPLEMENTAL SCHEDULES OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 18,452	$ 5,456

See Independent Auditors' Report and Accompanying Notes to Financial Statements.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

1. **NATURE OF OPERATIONS**

ONE ROQ Spirits LLC (the "Company") is a limited liability company organized on March 12, 2012 under the laws of the State of New York. The Company is an adult beverage manufacturer which primarily produces proprietary vodka recipes under its ONE ROQ® brand name. Its principal products include: ONE ROQ Vodka (plain flavored/flagship), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored). The Company currently produces its products utilizing contract bottlers of the ONE ROQ recipes that are currently located in Colorado, Oregon, and South Florida, with self-production as an important tenet of its future business plans.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting – The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Management's Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, and expenses. Actual results could differ from those estimates. Significant estimates within these financial statements include the net realizable value of accounts receivable and inventory, the useful lives of property and equipment and the realization of deferred tax assets.

Cash and Cash Equivalents – The Company considers all cash accounts which are not subject to withdrawal restrictions to be cash equivalents. Substantially all of the Company's cash balances are held with one financial institution which may exceed federally insured limits at various times throughout the year. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk.

Accounts Receivable – The Company uses the reserve method to account for uncollectible accounts receivable and reviews its accounts on a monthly basis. Allowances for potential credit losses are determined based on an evaluation of the composition of accounts and expected credit trends. When an account is deemed uncollectible, the Company charges expense. At December 31, 2021, accounts receivable in the accompanying balance sheet is reflected net of an allowance for uncollectible accounts of $5,000. At December 31, 2020, management determined no allowance for uncollectible accounts was necessary.

Inventory – Inventory includes freight-in, materials and overhead costs and is stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Adjustments are recorded for slow-moving, obsolete or unusable inventory. The Company assesses its inventory for estimated obsolescence or unmarketable inventory and writes down the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future sales and supply on-hand, if necessary.

Property and Equipment – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets (5 years) is provided using the straight-line method for financial reporting purposes. Maintenance and repairs are expensed in the period incurred; significant betterments are capitalized. Property and equipment in the accompanying balance sheets was fully depreciated and is reflected net of accumulated amortization of $19,260 at December 31, 2021 and 2020.

Management evaluates the recoverability of long-lived assets on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes an impairment loss when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured by the excess of the carrying amount of the asset over its estimated fair value. No impairment losses have been recorded as of December 31, 2021 and 2020.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)**

Trademark Costs – The costs of obtaining trademarks are capitalized and amortized over a 15-year period using the straight-line method. At December 31, 2021 and 2020, the amounts in the accompanying balance sheets are reflected net of accumulated amortization of $333 and $278, respectively.

Fair Value Measurements – Accounting principles generally accepted in the United States of America establish the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

- *Level 1* – Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the reporting entity has the ability to access.

- *Level 2* – Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* – Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

The carrying amounts reported in the accompanying balance sheets approximate their fair values.

Revenue Recognition – The Company recognizes revenue to depict the transfer of promised goods or services to its customers in an amount reflecting the consideration to which the Company expects to be entitled in exchange for such goods or services. In applying this recognition principle, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when, or as, the performance obligation is satisfied.

The Company derives its revenue from the sale of its alcohol and merchandise products. Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the product, and payments from such customers are due upon invoicing. The Company's contracts do not have significant financing components. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenue. Shipping and handling costs associated with outbound freight are included in selling expenses and amounted to $29,870 and $18,755 for the years ended December 31, 2021 and 2020, respectively.

Cost of Goods Sold – Costs of good sold include the cost of products, supplies, freight-in, and other direct expenses to its sales.

Advertising Costs – The costs of advertising are charged to expense in the period incurred. Advertising expense amounted to $155,528 and $197,932 for the years ended December 31, 2021 and 2020, respectively.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Income Taxes – From its inception through December 31, 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. Effective January 1, 2020, the Company elected to be taxed as a corporation.

As a taxable corporation, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Such amounts are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is probable that the full benefit of the deferred tax assets will not be realized.

The Company recognizes the income tax benefits from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. At December 31, 2021, the Company believes it had no uncertain tax positions that would require adjustment or disclosure in the financial statements. The Company's income tax filings are subject to audit by taxing authorities, however, at the date of these financial statements none were in progress. Management believes the Company is no longer subject to examination by taxing authorities for years prior to 2018.

Reclassifications – Certain 2020 balances have been reclassified for purposes of conformity with the 2021 financial statement presentation. Such reclassifications had no effect on total assets, total liabilities, members' deficit or net loss as of and for the year ended December 31, 2020.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2022 and September 12, 2022, the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements (Note 11).

3. GOING CONCERN UNCERTAINTY

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses of $564,807 and $462,201 and had negative cash flows from operations of ($607,304) and ($427,266) for the years ended December 31, 2021 and 2020, respectively. Additionally, the Company has limited liquid assets to satisfy its obligations as they come due with $20,751 of unrestricted cash on hand as of December 31, 2021. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time, without continued financing.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and to deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

4. INVENTORY

The Company's inventory consisted of the following at December 31:

	2021	2020
Raw materials	$ 29,182	$ 21,745
Finished goods	53,160	22,491
Total inventory	$ 82,342	$ 44,236

5. NOTES PAYABLE

The Company's notes payable consisted of the following at December 31:

	2021	2020
Several unsecured demand notes payable to Scarp Properties Associates, LLC in the aggregate amount of $166,408. The notes require monthly installments of $1,526, including interest at 5% per annum, and matured in May 2018. The lender has agreed to extend the maturity date of the notes to October 2030.	$ 130,540	$ 142,011
Notes payable to two financing companies in the aggregate amount of $47,160 requiring total weekly installments of $2,449, including interest imputed at approximately 15% per annum. The notes will mature upon the Company remitting total gross payments of $66,752 to the lender and are collateralized by substantially all of the Company's assets, including its accounts receivable.	32,592	-
Note payable to a financing company in the amount of $30,000 requiring daily installments of $375, including interest imputed at approximately 33% per annum. The note will mature upon the Company remitting total gross payments of $45,000 to the lender and is collateralized by the Company's accounts receivable.	23,000	-
Notes payable to eight members of the Company in the aggregate amount of $16,150. The notes carry an interest rate of 10% per annum and matured on dates ranging from February 22, 2022 to June 1, 2022. Certain notes totaling $8,500 contain a conversion feature whereby the creditors can elect to convert the outstanding balances into 19,767 membership units at a conversion price of $0.43 per unit. During 2022, these conversion options were exercised.	16,150	-
	202,282	142,011
Less current portion	83,800	11,471
Long-term portion	$ 118,482	$ 130,540

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

5.   NOTES PAYABLE (*Continued*)

Future principal maturities of the notes payable are as follows for the years ending December 31:

2022	$	83,800
2023		12,675
2024		13,324
2025		14,005
2026		14,722
Thereafter		63,756
Total future payments	$	202,282

6.   INCOME TAXES

The benefit from income taxes consisted of the following for the years ended December 31:

		2021	**2020**
Deferred:			
Federal	$	(112,935)	(97,065)
State		(40,066)	(22,934)
Increase in valuation allowance		153,001	119,999
Total benefit from income taxes	$	-	$ -

The expected tax benefit that would result from applying the federal statutory tax rate to loss before income taxes differs from the amounts reported in the financial statements as a result of state income taxes and the change in the valuation allowance offsetting the Company's deferred tax assets. At December 31, 2021 and 2020, the Company had deferred tax assets of approximately $273,000 and $119,999, respectively, resulting from net operating loss carryforwards. At December 31, 2021 and 2020, a valuation allowance was recorded to fully offset the net deferred tax assets as the realization of the related income tax benefits remains uncertain. At December 31, 2021, the Company had approximately $1,050,000 of net operating loss carryforwards.

7.   MEMBERS' EQUITY

Amended Operating Agreement – In May 2020, the Company adopted a fourth amended and restated operating agreement which, among other changes, increased the authorized number of membership units from 55,000,000 to 60,000,000. Pursuant to the agreement, each membership unit entitles the holder: (1) to one vote, except for certain interested transactions, as defined; (2) to receive its pro rata distributions made by the Company; and (3) to enjoy all other rights, benefits and interests in the Company. Additionally, the amended and restated operating agreement restricts the sale or transfer of ownership interests, other than certain permitted transfers, in that the selling member must provide the Company and other membership holders the right of first refusal at least 45 days prior to any such transfer, as defined in the agreement. Further restrictions on the transferability of the membership units also exist pursuant to the Company's regulated crowdfunding offering. In addition, the amended and restated operating agreement contains certain drag-along provisions whereby holders of more than 50% of the Company's membership units may sell all of their membership units to an unaffiliated third party as part of a sale of all equity of the Company. In such case, such 50% holders shall have the right to include the other members' membership units in the sale by providing the other members with written notice of the transaction, as defined in the agreement.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

7. MEMBERS' EQUITY (*Continued*)

Amended Operating Agreement (Continued) – The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Membership Units – As of December 31, 2021 and 2020, the Company had 56,391,527 and 55,631,539 membership units issued and outstanding of which Mr. J. Garrett Green, the Company's founding member, owned approximately 87% and 90% of these outstanding membership units, respectively.

Membership Unit Issuances – During the year ended December 31, 2021, the Company raised $739,174 pursuant to an offering under Regulation Crowdfunding, with 1,752,038 membership units issued at $0.43 per unit (with certain investors receiving a reduced rate under the offering terms). The Company's portal was issued 57,950 membership units as compensation which were valued at $24,919 and recorded as additional noncash offering costs in members' equity (deficit). Additionally, during the year ended December 31, 2021 and in connection with the Company's fourth amended and restated operating agreement, the founding member elected to forfeit 1,050,000 of his membership units to the Company.

During the year ended December 31, 2020, the Company raised $441,287 through the issuance of 1,636,355 membership units pursuant to two offerings under Regulation Crowdfunding, with 1,012,244 membership units issued at $0.20 per unit for gross proceeds of $198,059 and 624,111 membership units issued at $0.43 per unit (with certain investors receiving a reduced rate under the offering terms) for gross proceeds of $243,228. The Company's portal was issued 12,482 membership units as compensation which were valued at $5,367 and recorded as additional noncash offering costs in members' equity (deficit).

As of December 31, 2021 and 2020, the Company had $55,818 and $2,717, respectively, of funds held in escrow. The amounts will be released by the Company's portal six months after the related Regulation Crowdfunding offering is closed. The Company also incurred $121,195 and $77,155 in cash offering costs for the years ended December 31, 2021 and 2020, respectively, in connection with the Regulation Crowdfunding offerings.

8. RELATED PARTY TRANSACTIONS

Advances Receivable - Founding Member – At December 31, 2021 and 2020, the Company had advances receivable due from its founder and majority member in the amount of $109,350 and $54,880, respectively. These balances have no formal repayment terms or stated interest rate and are not expected to be paid in the ensuing twelve months.

Operating Lease – The Company leases office space from its majority member on a month-to-month basis. During the years ended December 31, 2021 and 2020, related party rent expense was $15,000.

Guarantee – The Company's founding and majority member personally guarantees certain accounts payable.

9. COMMITMENTS AND CONTINGENCIES

Operating Lease – As stated in Note 8, the Company leases office space from its majority member on a month-to-month basis.

Litigation – Management has assessed that there is no threatened or pending litigation against the Company or any of its officers.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2021 and 2020

10. SUPPLEMENTAL CASH FLOW INFORMATION - NONCASH ACTIVITIES

Noncash investing and financing activities excluded from the accompanying statements of cash flows were as follows for the years ended December 31:

	2021	2020
Membership units issued as broker compensation	$ 24,919	$ 5,367
Membership units issued for services rendered	$ 15,000	$ -

11. SUBSEQUENT EVENTS

Regulation Crowdfunding Offering – During 2022, the Company issued additional membership units valued at $150,323 in exchange for cash and certain services rendered.

Exercise of Convertible Notes Payable – During 2022, certain notes payable to members totaling $8,500 were converted into 19,767 membership units at a price of $0.43 per unit (Note 5).

* * * * * * * * * *

EXHIBIT B: SUBSCRIPTION DOCUMENT

SUBSCRIPTION & JOINDER AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

ONE ROQ Spirits LLC

Ladies and Gentlemen:

The undersigned understands that ONE ROQ Spirits LLC, a Corporation organized under the laws of NY (the "Company"), is offering up to $3,937,540.91 of ONE ROQ Spirits Equity Units (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated August 19, 2020 the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

0. Joinder to Operating Agreement. By subscribing to the Offering and executing this Subscription and Joinder Agreement, the undersigned hereby agrees to join as a party that is designated as a "Member" to the Fifth Amended and Restated Operating Agreement of ONE ROQ Spirits LLC dated Oct 12th, 2022 attached to the Form C Offering Document as Exhibit F (the "*Operating Agreement*") as entered into by and among Members, such joinder will become effective upon the Company's acceptance of the Subscription as described in Section 3 below. Any notice required or permitted to be given to the undersigned under the Operating Agreement shall be given to undersigned at the address provided with undersigned's

subscription. Undersigned confirms that undersigned has reviewed the Operating Agreement and will be bound by the terms thereof as a party who is designated as a Members thereunder.

0. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. If the subscription is rejected in its entirety, the undersigned will not become a party to the Operating Agreement.

0. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place on <u>Dec 21, 2023</u>, or at such other time and place as the Company may designate by notice to the undersigned.

0. Payment for Securities.

a. Payment for the Securities shall be received by North Capital (the "Escrow Agent")[a] from the undersigned by Credit card of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by KoreTransfer (a Cap Table Management service operated by Kore Connect), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF:

b. Special provisions for cryptocurrency payments. Notwithstanding Section 5(a), cryptocurrency payments will b

0. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a. The Company is duly formed and validly existing under the laws of NY, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b.   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription and Joinder Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c.   The execution and delivery by the Company of this Subscription and Joinder Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription and Joinder Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d.   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription and Joinder Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

0.   Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a.   General.

.The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription and Joinder Agreement and to perform all the obligations required to be performed by the undersigned hereunder and as party to the Operating Agreement, and neither such purchase nor becoming a party to the Operating Agreement will contravene with any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned**.**

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b.   *Information Concerning the Company.*

.The undersigned has reviewed a copy of the Form C and a copy of the Operating Agreement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription and Joinder Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Kore-Connect, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription and Joinder Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription and Joinder Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c. *No Guaranty.*

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d. *Status of Undersigned.*

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription and Joinder Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

 e. *Restrictions on Transfer or Sale of Securities.*

.The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription and Joinder Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription and Joinder Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

 f. *Uncertified Securities.*

i. The undersigned acknowledges that the Company is authorized to issue uncertificated securities, and hereby waives the undersigned's right to receive a certificate representing the securities and consents and agrees to the issuance of uncertificated securities.

0.   Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

0.   Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Manager. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Manager.

0.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

0.   Waiver, Amendment. Neither this Subscription and Joinder Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

0.   Assignability. Neither this Subscription and Joinder Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

0.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

0. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the NY which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

0. Governing Law. This Subscription and Joinder Agreement shall be governed by and construed in accordance with the laws of the State of NY, without regard to conflict of law principles thereof.

0. Section and Other Headings. The section and other headings contained in this Subscription and Joinder Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription and Joinder Agreement.

0. Counterparts. This Subscription and Joinder Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

0. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company: E-mail: Finance@ONEROQClub.com

Attention: CEO; Managing Member

If to the Purchaser: E-mail: _____

Attention(name): _____

0. Binding Effect. The provisions of this Subscription and Joinder Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

0. Survival. All representations, warranties and covenants contained in this Subscription and Joinder Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

0. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription and Joinder Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription and Joinder Agreement to be false or incorrect.

0. Severability. If any term or provision of this Subscription and Joinder Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription and Joinder Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE
FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Securities Purchase Agreement as of the date first above written.

ONE ROQ SPIRITS, LLC

By:
Name: J. Garrett Green
Title CEO

IN WITNESS WHEREOF, the undersigned has executed this Securities Purchase Agreement as of the date first above written.

INVESTOR

_____
(Print name of Investor)

By (signature)_____

Title:_____

Dated: _____



EXHIBIT C: ARTICLES OF ORGANIZATION

STATE OF NEW YORK

DEPARTMENT OF STATE

Certificate of Status

I, ROBERT J. RODRIGUEZ, Secretary of State of the State of New York and custodian of the records required by law to be filed in my office, do hereby certify that upon a diligent examination of the records of the Department of State, as of the date and time of this certificate, the following entity information is reflected:

Entity Name:	ONE ROQ SPIRITS LLC
DOS ID Number:	4215299
Entity Type:	DOMESTIC LIMITED LIABILITY COMPANY
Entity Status:	EXISTING
Date of Initial Filing with DOS:	03/12/2012
Statement Status:	CURRENT
Statement Due Date:	03/31/2024

No information is available from this office regarding the financial condition, business activity or practices of this entity.

WITNESS my hand and official seal of the Department of State, at the City of Albany, on October 18, 2022 at 11:19 A.M.

ROBERT J. RODRIGUEZ, Secretary of State

STATE OF NEW YORK ★ DEPARTMENT OF STATE ★ EXCELSIOR E PLURIBUS UNUM

By Brendan C. Hughes
Executive Deputy Secretary of State

Authentication Number: 100002356569 To Verify the authenticity of this document you may access the Division of Corporation's Document Authentication Website at http://ecorp.dos.ny.gov

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

WITNESS my hand and official seal of the Department of State, at the City of Albany, on August 22, 2018.



Brendan W. Fitzgerald
Executive Deputy Secretary of State

Rev. 06/13

RESTATED

ARTICLES OF ORGANIZATION

OF

ONE ROQ SPIRITS LLC

Under Section 214 of the Limited Liability Company Law

ONE ROQ SPIRITS LLC (hereinafter, the "Company"), a limited liability company organized and existing under and by virtue of the Limited Liability Company Law of the State of New York (as may be amended and/or restated from time to time, the "Limited Liability Company Law") does hereby certify as follows:

1. The name of the Company is: ONE ROQ SPIRITS LLC.

2. The date of filing of the Company's original articles of organization with New York State Department of State is March 12, 2012 (the "Articles of Organization").

3. The Articles of Organization are hereby amended to effect the following amendments authorized by the Limited Liability Company Law:

(a) To add Article SECOND to clarify the scope and nature of the business or purposes to be conducted or promoted by the Company;

(b) To renumber Article SECOND as Article THIRD which sets forth the county in which the principal office of the Company is located;

(c) To renumber Article THIRD as Article FOURTH which sets forth information regarding the designation of Secretary of State as the agent of the Company upon whom process against it may be served;

(d) To add new Article FIFTH to provide that the restated articles of organization shall be effective upon filing with the New York State Department of State;

(e) To add new Article SIXTH to provide that the Company shall be managed by one or more managers;

(f) To add new Article SEVENTH to provide that (i) the Company shall have one or more classes of members having such relative rights, powers, preferences and limitations as provided in the Operating Agreement and (ii) the Company may, from time to time, establish in the manner provided for in the Operating Agreement, such additional classes of members having such relative rights, powers, preferences and limitations as provided in the Operating Agreement; and

(g)   To add new Article EIGHTH to provide that the Company shall have the power to indemnify all persons whom it is permitted to indemnify under the Limited Liability Company Law.

4.   These restated articles of organization (the "Restated Articles of Organization"), which restate, integrate and further amend the Articles of Organization, have been duly adopted by the members of the Company.

5.   In order to effect the changes set forth above, the text of the Articles of Organization of the Company, as amended by the filing of these Restated Articles of Organization, is hereby restated to read in its entirety as follows:

FIRST: The name of the limited liability company is: ONE ROQ SPIRITS LLC (the "Company").

SECOND: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which limited liability companies may be organized under the Limited Liability Company Law of the State of New York, as amended from time to time. The Company is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency, or other body without such consent or approval first being obtained.

THIRD: The County within the State of New York in which the principal office of the Company will be located is Erie County.

FOURTH: The Secretary of State is designated as the agent of the Company upon whom process against it may be served. The post office address within this state to which the Secretary of State shall mail a copy of any process served upon it is: Garrett Green, P.O. Box 987, Buffalo, NY 14216.

FIFTH: The Restated Articles of Organization shall be effective upon filing with the New York State Department of State.

SIXTH: The Company is to be managed by one or more managers.

SEVENTH: The Company shall have one or more classes of members having such relative rights, powers, preferences and limitations as provided in the operating agreement of the Company (as may be amended and/or restated from time to time, the "Operating Agreement"). The Company may, from time to time, establish in the manner provided for in the Operating Agreement, such additional classes of members having such relative rights, powers, preferences and limitations as provided in the Operating Agreement.

EIGHTH: The Company shall have the power to indemnify, to the fullest extent permitted by the Limited Liability Company Law of the State of New York, as amended from time to time, all persons whom it is permitted to indemnify.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of August 20 , 2018.

ONE ROQ SPIRITS LLC

By: _____
Name: Garrett Green
Title: Member

484.

UNI-37

RESTATED

ARTICLES OF ORGANIZATION

OF

ONE ROQ SPIRITS LLC

Under Section 214 of the Limited Liability Company Law of the State of New York

Phillips Lytle LLP
Omni Plaza
30 South Pearl Street
Albany, NY 12207

2CC
STATE OF NEW YORK
DEPARTMENT OF STATE
FILED   AUG 2 1 2018
TAX $_____
BY: _____

Customer Reference # ONERO87938

DRAWDOWN

520

EXHIBIT D: OPERATING AGREEMENT

FIFTH AMENDED AND RESTATED
OPERATING AGREEMENT
OF
ONE ROQ SPIRITS LLC

This Fifth Amended and Restated Operating Agreement, dated as of October 12, 2022, is entered into by the undersigned.

WHEREAS, a limited liability company known as ONE ROQ SPIRITS LLC (the "Company") has been formed pursuant to the Act; and

WHEREAS, a Fourth Amended and Restated Operating Agreement of the Company, dated as of May 2020 was previously executed and delivered and serves as the operating agreement for the Company (the "***Prior Operating Agreement***");

WHEREAS, the undersigned desire to establish their respective rights and obligations pursuant to the Act and further amend and restate the Prior Operating Agreement as contemplated herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees as follows:

ARTICLE I

DEFINITIONS

1.1 *Definitions.* In this Agreement, the following terms shall have the meanings set forth below:

*"**Act**"* means the New York Limited Liability Company Law, as amended and in effect from time to time.

*"**Adoption Agreement**"* shall have the meaning ascribed to it in Section 3.2(b).

*"**Affiliate**"* means any Person controlled by or under common control with a Person and any immediate family member of a Person.

*"**Agreement**"* means this Fifth Amended and Restated Operating Agreement of ONE ROQ SPIRITS LLC together with all the Schedules and Exhibits hereto.

*"**Articles of Organization**"* means the Articles of Organization of the Company filed or to be filed with the New York Department of State, as they may from time to time be amended.

*"**Authorization Date**"* shall have the meaning ascribed to it in Section 7.2(a).

"Available Unit Purchase Notice" shall have the meaning ascribed to it in Section 7.2(b).

"Available Units" shall have the meaning ascribed to it in Section 7.2(a).

"Board of Managers" means the Managers and such additional or successor Managers as are elected in accordance with this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

"Company" has the meaning ascribed to it in the recitals.

"Distribution" means any cash and other property distributed to a Member by the Company from the operations of the Company or from capital.

"Drag Along" shall have the meaning ascribed to it in Section 7.3.

"Drag Along Notice" shall have the meaning ascribed to it in Section 7.3.

"Fiscal Year" means the fiscal year of the Company, which shall be the year ending December 31.

"Interested Member" shall have the meaning ascribed to it in Section 4.11.

"IRS" means the Internal Revenue Service of the U.S. Department of the Treasury.

"Liquidating Event" shall have the meaning ascribed to it in Section 8.2(a).

"Liquidator" shall have the meaning ascribed to it in Section 8.2(a).

"Managers" means J. Garrett Green and such additional or successor Managers as are elected in accordance with this Agreement.

"Member" shall mean each Person who or which executes a counterpart of this Agreement as a Member and each Person who or which may hereafter become a party to this Agreement, but shall not include any Person who ceases to be a Member, for any reason, in accordance with the terms of this Agreement. For all purposes, each Member, as defined herein, shall be deemed to be a "member" as such term is defined in the Act.

*"**Membership Interest**"* means an ownership interest in the Company held by each Member. A Membership Interest includes any and all benefits to which the holder of such a Membership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Membership Interest may be expressed as a number of Membership Units. The ownership of Membership Units shall be evidenced by such form of certificate for units as the Board of Managers adopts from time to time. If no such form of certificate is adopted by the Board of Managers, the Membership Units shall be deemed to be uncertificated securities as defined in Section 8-102 of the New York Uniform Commercial Code.

*"**Membership Units**"* means the units evidencing a right to receive distributions of the Company issued to such Member in the numbers set forth opposite such Member's name on Schedule A annexed hereto, as may be amended from time to time.

*"**Offer Notice**"* shall have the meaning ascribed to it in Section 7.2(a).

*"**Percentage Interest**"* means, as to a Member, his, her or its interest in the Company as determined by dividing the Membership Units owned by such Member by the total number of Membership Units then issued and outstanding and as specified in Schedule A attached hereto, as such Schedule may be amended from time to time.

*"**Permitted Transferee**"* means (a) the descendants of a Member, (b) a trust for the benefit of a Member's descendants or other Members, (c) another Member or Members, (d) the personal representative of the estate of any Person described in clause (a) or (c), or (e) the Company.

*"**Person**"* means any natural person or any corporation, governmental authority, limited liability company, partnership, trust, unincorporated association or other entity.

*"**Regulations**"* means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

*"**Substituted Member**"* shall have the meaning ascribed to it Section 7.6(b).

*"**Terminating Capital Transaction**"* means any sale or other disposition of all or substantially all of the assets of the Company or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the Company.

*"**Transfer**"* shall have the meaning ascribed to it in Section 7.1.

*"**Transferring Holder**"* shall have the meaning ascribed to it in Section 7.2(a).

*"**Triggering Holder**"* shall have the meaning ascribed to it in Section 7.3.

ARTICLE II

ORGANIZATION

2.1   *Formation*. The parties have caused the formation of the Company pursuant to the Act by filing Articles of Organization with the New York Department of State.

2.2   *Operating Agreement.* This Agreement amends, restates and replaces the Prior LLC Agreement in all respects and upon the execution and delivery of hereof, this Agreement, including all of the Schedules and Exhibits hereto, shall constitute the "Operating Agreement" of the Company as such term is used in the Act. By execution and delivery of this Agreement, the amendment and restatement of this Agreement has been approved by J. Garrett Green in his capacity as a Member holding not less than a majority of the issued and outstanding Membership Units.

2.3   *Election to be Taxed as a Corporation*. The Company has filed Form 8832 with the IRS and has elected to be taxed as an association taxable as a corporation in accordance with Section 301.7701-3 of the Regulations.

ARTICLE III

MEMBERS

3.1   *Membership Units; Names and Addresses*.

(a)   The Company is hereby authorized to issue Membership Units designated as "Membership Units" and shall be authorized to issue up to 66,000,000 Membership Units. Membership Units shall be entitled to the allocations and distributions set forth in this Agreement and Members shall be entitled to one (1) vote for each Membership Unit held by such Member.

(b)   The names, addresses, and number of Membership Units held by each of the Members are maintained at the Company's headquarters and summarized as set forth in Schedule A to this Agreement.

3.2   *Additional Members; Acknowledgments of Additional Members Regarding Operation of the Company.*

(a)   A Person may be admitted as a Member after the date of this Agreement upon a vote of the Members in accordance with Section 3.7 hereof. At the time of such vote, and the number of Membership Units to be allocated to such Person upon admission as a Member.

(b)   Notwithstanding the foregoing, no Person shall become a Member until such time as that Person has executed and filed with the Company an adoption agreement (which has been countersigned by a duly authorized representative of the Company) whereby such Person has agreed to be bound by the terms and conditions of this Operating Agreement (the "**Adoption Agreement**," in the form as substantially set forth on Exhibit B attached hereto) and (ii) provided the purchase price for the Membership Units to the Company in accordance with the terms of the subscription agreement executed by the Member.

(c)   Upon the admission of an additional Member in accordance with this Section 3.2, the Board of Managers shall amend <u>Schedule A</u> to reflect the admission of such additional Member.

(d)   Each of the Persons that become additional Members of the Company acknowledge and agree that:

(i)   J. Garrett Green ("***Green***") owns more than a majority of the Membership Units and serves as the sole Manager of the Company and controls the operation of the Company and may amend this Agreement without the consent of any other Member;

(ii)   in connection with the operation of the Company, Green may enter into one or more interested transactions (i.e., transactions between the Company and Green and/or transactions between the Company and an entity in which Green holds an equity interest) (each, an "***Interested Transaction***") and Green shall be entitled to unilaterally approve all such Interested Transactions on behalf of the Company without the vote of any other Member of the Company;

(iii)   each Member has reviewed the terms of the disclosure documents provided in connection with the offering of Membership Units and understands the risks associated with the purchase of the Membership Units;

(iv)   it is currently contemplated that the Company may engage in one or more future equity financings which will result in dilution relative to the existing Members of the Company; and

(v)   Green shall not have any liability arising from exercising his discretion in his capacity as sole Manager of the Company and Member of the Company holding more than a majority of the issued and outstanding Membership Units of the Company.

3.3   *Books and Records*. The Company shall keep books and records of accounts and minutes of all meetings of the Members. Such books and records shall be maintained on a cash basis in accordance with this Agreement and with generally accepted accounting principles.

3.4   *Information*. Each Member may inspect during ordinary business hours, and at the principal place of business of the Company, the Articles of Organization, this Agreement, the minutes of any meeting of the Members and any tax returns of the Company for the immediately preceding three Fiscal Years.

3.5   *Meetings of Members*. The Members shall meet at such times as meetings are called in accordance with the Operating Procedures set forth on <u>Exhibit A</u>. Meetings of Members and governance of the Company shall be in accordance with such Operating Procedures.

3.6 *Voting Agreements*. An agreement between two or more Members, if in writing and signed by the parties thereto, may provide that in exercising any voting rights, the Membership Units held by them shall be voted as therein provided, or as they may agree, or as determined in accordance with a procedure agreed upon by them.

3.7 *Action by Vote of the Members*. Except as otherwise provided in the Act, the Articles of Organization or this Agreement, whenever the Members are required or permitted to vote or otherwise act, the affirmative vote of Members holding not less than a majority of the Membership Units shall be the act of the Members.

3.8 *Independent Business Opportunities*. Each Member may engage independently or with others, for their own accounts and for the accounts of others, in other business ventures and activities of every nature and description (each, an "***Independent Business Opportunity***"). Neither the Company nor any other Member shall have the right to participate in any manner in any such Independent Business Opportunity of a Member or in any profits or income earned or derived therefrom.

ARTICLE IV

MANAGEMENT AND EXTRAORDINARY TRANSACTIONS

4.1 *Management*. The Company's business shall be managed by the Board of Managers, who shall be elected by the Members in accordance with Section 3.7 hereof. Except as otherwise provided in this Agreement, all management decisions shall be determined by the Board of Managers in accordance with the Operating Procedures attached hereto as Exhibit A.

4.2 *Duty of Manager*. Each Manager shall perform his or her duties as a Manager in good faith and with that degree of care which an ordinary prudent person in like position would use under similar circumstances. In performing his or her duties, a Manager shall be entitled to rely on information, opinions, reports and statements, including, without limitation, financial statements and other financial data, in each case prepared by any Person as to matters the Manager reasonably believes are within such Person's professional or expert competence.

4.3 *Number, Tenure and Qualifications of Manager*. The Company shall have one (1) Manager which shall be J. Garrett Green. The number of Managers of the Company may be amended from time to time by vote of Members in accordance with Section 3.7 hereof. The Managers shall hold office until the next annual meeting of Members or until a successor shall have been elected and qualified.

4.4 *Powers of Managers*. Except as otherwise set forth in this Agreement, including without limitation Section 4.11, the Board of Managers shall have the power and authority, on behalf of the Company, to (a) purchase, lease or otherwise acquire from, or sell, lease or otherwise dispose of to, any Person any property; (b) open bank accounts and otherwise invest the funds of the Company; (c) purchase insurance on the business and assets of the Company; (d) commence lawsuits and other proceedings; (e) enter into any agreement, instrument or other writing; (f) retain accountants, attorneys or other agents and (g) take any other lawful action that the Board of Managers consider necessary, convenient or advisable in connection with any business of the Company.

4.5 *No Exclusive Duty to Company*. The Managers shall not be required to manage the Company as their sole and exclusive function, and they may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right pursuant to this Agreement to share or participate in such other business interests or activities or to the income or proceeds derived therefrom. The Managers shall incur no liability to the Company or any Member as a result of engaging in any other business interests or activities. To the fullest extent permitted by law, each of the Members waives any and all fiduciary and other duties imposed on the Manager and each other Member under any applicable law, rule or regulation and acknowledge and agree that in managing the Company, the Manager is entitled to make any and all decisions solely in its best interest without regard to or consideration of the interests of the Members.

4.6 *Resignation*. A Manager may resign as Manager at any time on notice to the Company. The resignation of a Manager shall take effect upon receipt of such notice or at any later time specified in such notice. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

4.7 *Removal*. A Manager may be removed or replaced with or without cause by the vote of the Members, entitled to vote thereon, in accordance with Section 3.7 hereof. The removal of a Manager who is also a Member as a Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member.

4.8 *Vacancies*. Any vacancy occurring for any reason on the Board of Managers may be filled by the affirmative vote of the Members pursuant to Section 3.7. A Manager elected to fill a vacancy on the Board of Managers shall be elected for the unexpired term of the Manager's predecessor in office and shall hold office until the expiration of such term and until the Manager's successor has been elected and qualified. A Manager chosen to fill a position resulting from an increase in the number of Managers shall hold office until the next annual meeting of Members and until a successor has been elected and qualified.

4.9 *Salaries*. The salaries and other compensation of the Managers shall be fixed from time to time by the vote of the Members in accordance with Section 3.7 hereof. No Manager shall be prevented from receiving such a salary or other compensation because such Manager is also a Member.

4.10 *Officers*.

(a)   The Board of Managers may designate one or more individuals, who may or may not be Members or Managers, as officers of the Company, who shall have such titles and exercise and perform such powers and duties as shall be assigned to them from time to time by the Board of Managers. Any officer may be removed by action of the Board of Managers at any time, with or without cause. Each officer shall hold office until his or her successor is elected and qualified. Any number of offices may be held by the same individual. The salaries and other compensation of the officers shall be fixed by the Board of Managers.

(b)   In the case of the absence or illness of any officer of the Company, or for any other reason that the Board of Managers may deem sufficient, the Managers may delegate and assign, for the time being, the powers and duties of any officer to any other officer or to any Manager.

4.11 *Extraordinary Transactions*. Notwithstanding anything else in this Agreement, approval of the Members in accordance with Section 3.7 hereof, shall be necessary for the consummation of any of the following events:

(a)   the transfer by a Member of any Membership Units;

(b)   the dissolution of the Company as provided in Section 8.1(a);

(c)   the dissolution of the Company within ninety (90) days following the bankruptcy, death, dissolution, incapacity or withdrawal of any Member or the occurrence of any other event that terminates the continued membership of any Member, as provided in Section 8.1(b);

(d)   any Terminating Capital Transaction;

(e)   the merger, consolidation or combination of the Company with any other Person;

(f)   the incurrence of indebtedness by the Company;

(g)   the sale, exchange, lease, pledge, or granting of a security interest in any of the assets of the Company other than in the ordinary course of its business;

(h)   the admission of an additional Member;

(i)   any change in the number of the Managers of the Company;

(j)   any change in the compensation of any Manager or of any Member (or their Affiliates); or

(k)   the purchase of Membership Units by the Company pursuant to Section 7.2.

4.12 *Amendments*. This Agreement and the Articles of Organization may be amended from time to time in writing in accordance with the following:

(a)   upon a vote of the Members in accordance with Section 3.7,

(b)   if the amendment is an amendment of <u>Schedule A</u> hereto, whenever required by a provision of this Agreement; or

(c) if the amendment is an amendment of the Articles of Organization of a type set forth in Section 213(b) of the Act, by the Board of Managers.

ARTICLE V

DISTRIBUTIONS

5.1 *Ownership of Membership Units*. Each Member shall own Membership Units in the amounts set forth for such Member in Schedule A and shall have a Percentage Interest in the Company as set forth in Schedule A. Schedule A shall be amended from time to time by the Board of Managers to the extent necessary to accurately reflect redemptions, the issuance of additional Membership Units, the admission of additional Members, or similar events having an effect on any item set forth therein.

5.2 *Loans by Members*. A Member may, but is not obligated to, loan or cause to be loaned to the Company such additional sums as the Members deem appropriate and necessary for the conduct of the Company's business; provided, however, that such loan, and the terms and conditions thereof, is approved by the vote of the Members in accordance with Section 3.7 hereof.

5.3 *Distributions*. Except as otherwise provided in Article VIII, Distributions shall be made at such times and in such amounts as may be determined solely by the Board of Managers, to the Members, pro rata in accordance with their Percentage Interests.

5.4 *Distributions Upon Liquidation*. Proceeds from a Terminating Capital Transaction and any other cash received or reductions in reserves made after commencement of the liquidation of the Company shall be distributed to the Members in accordance with Article VIII.

ARTICLE VI

TAXES

6.1 *Preparation of Tax Returns*. The Managers shall arrange for the preparation and timely filing of all returns of Company income, gains, deductions, losses and other items required of the Company for federal and state income tax purposes and shall use all reasonable efforts to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by Members for federal and state income tax reporting purposes.

6.2 *Withholding*. Each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local, or foreign taxes that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Sections 1441, 1442, 1445, or 1446 of the Code. Any amount paid on behalf of or with respect to a Member shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within fifteen (15) days after notice from the Company that such payment must be made.

ARTICLE VII

TRANSFERS OF MEMBERSHIP UNITS

7.1   *Transfers in General*. The sale, transfer, assignment, pledge or other disposition of any interest in any Membership Unit (whether with or without consideration and whether voluntarily or involuntarily or by operation of law), directly or indirectly, to another Person is referred to herein as a "Transfer" and to take such action is referred to herein as to "Transfer." No Member shall Transfer any Membership Units (or any interest in any Membership Units), unless such Transfer is made (a) to a Permitted Transferee or (b) in compliance with the provisions of Section 7.1 and Section 7.2. In no event, shall any Transfer of Membership Units (other than to a Permitted Transferee or in a sale of the entire Company) pursuant to this Article VII be made by any Member for any consideration other than cash payable upon consummation of such Transfer or in installments over time.

7.2   *Right of First Refusal.*

(a)   Notice of Proposed Transfer. Subject to the terms and conditions set forth in this Article VII, at least forty-five (45) days prior to the proposed Transfer of any Membership Units held by any Member, the transferring Member (the "Transferring Holder") shall deliver a written notice (the "Offer Notice") to the Company and each of the Members. The Offer Notice shall disclose in reasonable detail the identity of the prospective transferee(s), the number of Membership Units contemplated to be transferred (the "Available Units"), the cash price for the Membership Units and the other terms and conditions of the proposed Transfer. The Transferring Holder shall not consummate such proposed Transfer until at least forty-five (45) days after the delivery of the Offer Notice, unless the parties to the Transfer have been finally determined pursuant to this Section 7.2 prior to the expiration of such 45-day period (the date of the first to occur of (x) the expiration of such 45-day period after delivery of the Offer Notice or (y) such final determination is referred to herein as the "Authorization Date").

(b)   Exercise of Right of First Refusal. The Company shall have ten (10) days from receipt of the Offer Notice to accept the Available Units offered in the Offer Notice in full or in part. To the extent that the Company has not agreed to purchase all of the Available Units, the Company shall notify each Member that such Member is entitled to purchase a portion of the remaining Available Units by delivering written notice (the "Available Unit Purchase Notice") to the Members and the Transferring Holder within fifteen (15) days following delivery of the Offer Notice setting forth the maximum number of the remaining Available Units which such Members may purchase. The Members shall have thirty (30) days after delivery of the Available Unit Purchase Notice to elect, in writing, to purchase remaining Available Units. Remaining Available Units shall first be allocated to each such Member in an amount equal to the lesser of (A) the maximum amount specified by each such Member in such Members Available Unit Purchase Notice response and (B) such Member's pro rata share of all Membership Units held by all such Members. If all of the remaining Available Units offered to such Members are not fully subscribed by such Members, the un-subscribed Available Units shall be allocated to the Members purchasing their pro rata share and indicating in their response to the Available Unit Purchase Notice a desire to acquire any Available Units that are available because of under-subscription and if such Members collectively indicate an interest in acquiring additional Available Units in an amount in excess of the aggregate amount of Available Units remaining, such remaining Available Units will be allocated among such Members pro rata in accordance with their respective holdings of Membership Units.

(c)   <u>Closing of Transfer to Company and/or Members</u>. If the Company and the Members have elected to purchase all of the remaining Available Units hereunder, the Transfer of such Available Units to the Company and the accepting Members shall be consummated as soon as practical after the delivery of the election notice(s) to the Transferring Holder, but in any event within fifteen (15) days after the Authorization Date.

(d)   <u>Transferring Holder's Right to Transfer</u>. If the Company and the Members do not elect, in the aggregate, to purchase all of the Available Units offered in the Offered Notice from the Transferring Holder, the Transferring Holder shall have the right, within the ninety (90) days following the Authorization Date, to Transfer all of such Available Units to the transferee(s) specified in the Offer Notice in the amounts specified in the Offer Notice at a price not less than the price per unit specified in the Offer Notice and on other terms no more favorable to the transferee(s) thereof than specified in the Offer Notice.

(e)   <u>Re-offer</u>. Any Available Units not so Transferred within such 90-day period shall be reoffered to the Company and the Members pursuant to this Section 7.2 prior to any subsequent Transfer.

(f)   <u>Non-applicability</u>. The provisions of this Section 7.2 shall not apply to a Transfer made to a Permitted Transferee or a Transfer where the consideration is not entirely cash.

7.3   *Drag-Along Rights*. Notwithstanding anything to the contrary herein, the holders of more than 50% of the Company's Membership Units (the "***Triggering Holder***") may sell all of their Membership Units to an unaffiliated third party as part of a sale of all equity of the Company to the third party. If the Triggering Holder proposes to sell all of his, her or its Membership Units to an unaffiliated third party pursuant to a <u>bona</u> <u>fide</u> sale in a single transaction or series of related transactions, the Triggering Holder shall have the right to include the other Members' Membership Units in the sale (the "***Drag-Along***") by providing the other Members with written notice containing the terms of the Drag-Along (the "***Drag-Along Notice***"). Upon receipt of the Drag-Along Notice, the other Members shall take all necessary and desirable actions in connection with the consummation of the Drag-Along in order to effectively vest good title, right and interest, free and clear of all liens, claims, encumbrances and restrictions of any kind, in such third party on the same terms and conditions and for the same consideration per Membership Unit as is applicable to the Triggering Holder within not more than thirty (30) days following the Drag-Along Notice. Each other Member will bear his pro rata share of the costs and expenses incurred in connection with such sale to the extent such costs and expenses are not paid by the third party.

7.4 *Effect of Assignment*.

(a) *Termination of Rights*. Any Member who shall assign any Membership Units or other interest in the Company shall cease to be a Member with respect to such Membership Units or other interest and shall no longer have any rights or privileges of a Member with respect to such Membership Units or other interest. A Transfer shall not otherwise eliminate the Member's entitlement to any rights associated with the Member's remaining interest and shall not cause the Member to be released from any liability to the Company or any other Person solely as a result of the Transfer.

(b) *Deemed Agreement*. Any Person who acquires in any manner whatsoever any Membership Units or other interest in the Company, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof and any agreement pursuant to which the Membership Units were acquired, as applicable, to have agreed to be subject to and bound by all of the terms and conditions of this Agreement that any predecessor in such Membership Units or other interest in the Company of such Person was subject to or by which such predecessor was bound.

(c) *Assignee's Rights*. A Transfer of Membership Units permitted hereunder shall be effective as of the date of assignment and compliance with the conditions to such Transfer and such Transfer shall be shown on the books and records of the Company. Unless and until an assignee becomes a Substituted Member pursuant to Section 7.6, the Assignee shall not be entitled to any of the rights or privileges granted to a Member hereunder or under applicable law, other than the rights and privileges specifically granted to Assignees pursuant to this Agreement.

7.5 *Additional Restrictions on Transfer*.

(a) *Restrictions*. Membership Units are transferable only pursuant to (i) public offerings registered under the Securities Act, (ii) Rule 144 or Rule 144A of the Securities and Exchange Commission (or any similar rules then in force) if such rule is available, (iii) an exemption under applicable securities law, and (iv) other legally available means of transfer permitted by this Agreement.

(b) *Execution of Counterpart*. Each transferee of Membership Units or other interests in the Company shall, as a condition prior to such Transfer, execute and deliver to the Company an Adoption Agreement in the form of Exhibit B pursuant to which such Transferee shall agree to be bound by the provisions of this Agreement.

(c) *Notice*. In connection with the Transfer of any Membership Units, the holder of such Membership Units will deliver written notice to the Company describing in reasonable detail the Transfer or proposed Transfer.

(d) *Legal Opinion*. No Transfer of Membership Units or any other interest in the Company may be made unless in the opinion of counsel, satisfactory in form and substance to the Board of Managers (which opinion may be waived by the Board of Managers), such Transfer would not violate any federal securities laws or any state or provincial securities or "blue sky" laws (including any investor suitability standards) applicable to the Company or the interest to be Transferred, or cause the Company to be required to register as an "Investment Company" under the U.S. Investment Company Act of 1940, as amended. Such opinion of counsel shall be delivered in writing to the Company prior to the date of the Transfer.

    7.6 *Assignees; Substituted Members.*

    (a)   Unless the assignee of any Membership Unit is admitted as a Substituted Member as provided in Section 7.6(b) (or is the Company or another Member), (i) the assignee shall only have only the rights of the transferring Member in the Company income, gain, loss, deductions and distributions rights, (ii) the assignee shall have no right to vote on Company matters, inspect Company books and records or otherwise participate in Company affairs, and (iii) the interest of the assignee shall be disregarded for purposes of determining whether Members owning the required Membership Units have voted on any matter requiring a vote of the Members.

    (b)   An assignee of the whole or any portion of the transferring Member's Membership Units, validly assigned pursuant to this Article VII, may become a "Substituted Member" in the place of the transferring Member, to the extent of the Membership Units validly transferred, if all of the following conditions are satisfied:

        (i)   A fully executed and acknowledged written instrument of assignment has been filed with the Company which sets forth the intention of the transferring Member that the assignee become a Substituted Member in its place, to the extent of the Membership Units assigned;

        (ii)   The assignee executes and acknowledges an Adoption Agreement and such other instruments, in form and substance reasonably satisfactory to the Board of Managers, as are reasonably necessary or desirable to effectuate the admission and to confirm the agreement of the assignee to be bound by all the terms and provisions of this Agreement with respect to the Membership Units acquired; and

        (iii)   The Board of Managers approves the admission of the assignee as a Substituted Member, provided, that no such approval shall be required to admit any assignee or transferee of any Person that acquired Membership Units pursuant to a transfer permitted by Article VII.

    (c)   Notwithstanding anything to the contrary in this Agreement, both the Company and the Board of Managers will be entitled to treat the transferring Member as its absolute owner in all respects, and will incur no liability for Distributions made in good faith to that Member, until a written assignment that conforms to the requirements of this Article VII has been received by the Company and accepted by the Board of Managers.

    7.7 *Amendment of Schedule*. As soon as reasonably practicable following a transaction described in this Article VII, the Board of Managers will, without the need for the consent of the

Members, amend Schedule A to reflect the names of the Members, the number of Membership Units held and the Percentage Interests of the Members immediately after the transaction. Such revised Schedule A shall replace in its entirety the Schedule A in effect immediately prior to the transaction. Upon the request of a Member, the Board of Managers will distribute the then-current Schedule A to the requesting Member.

7.8 *Involuntary Transfer*.

(a)   Any Person who becomes the holder or possessor of any Membership Unit of the Company by virtue of any judicial process, attachment, bankruptcy, receivership, execution, or judicial sale, including, without limitation, any person to whom such Membership Unit shall have been transferred pursuant to a court order in a matrimonial action (regardless of whether such Membership Unit be deemed a voluntary or involuntary transfer), shall immediately offer all of such Membership Units to the Company whenever requested by the Company, at a purchase price equal to the then book value per Membership Unit as shown on the financial statements of the Company multiplied by the total number of Membership Units held by such Person.

(b)   Any sale under this Section 7.8 shall be closed at the office of the Company at 10:00 a.m. on the thirtieth (30th) day following the date of the Company's request described above in Section 7.8(a), or at such other time and place as shall be mutually agreeable to the parties to such closing. At such closing, the purchase price shall be paid in full in cash or by certified check.

7.9 *Legend*.

In the event that certificated Membership Units are issued, such certificated Membership Units will bear the following legend:

> "THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR APPLICABLE STATE SECURITIES LAWS ("**STATE ACTS**") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN AN OPERATING AGREEMENT AS AMENDED AND MODIFIED FROM TIME TO TIME, GOVERNING THE ISSUER (THE "**COMPANY**"), BY AND AMONG ITS MEMBERS (THE "**LLC AGREEMENT**"), A COPY OF WHICH SHALL BE FURNISHED UPON REQUEST."

To the extent applicable, certificated Membership Units may also bear a legend in substantially the following form:

"THE UNITS REPRESENTED BY THIS CERTIFICATE MAY ALSO BE SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THE LLC AGREEMENT AND/OR A SEPARATE AGREEMENT WITH THE INITIAL HOLDER, A COPY OF WHICH SHALL BE FURNISHED BY THE COMPANY UPON WRITTEN REQUEST AND WITHOUT CHARGE."

If a Member holding certificated Membership Units delivers to the Company an opinion of counsel, satisfactory in form and substance to the Board of Managers (which opinion may be waived by the Board of Managers), that no subsequent Transfer of such Membership Units will require registration under the Securities Act, the Company will promptly upon such contemplated Transfer deliver new certificated Membership Units which do not bear the portion of the restrictive legend relating to the Securities Act set forth in this Section 7.10.

7.10 *Transfer Fees and Expenses*. The transferor and transferee of any Membership Units or other interest in the Company shall be jointly and severally obligated to reimburse the Company for all reasonable expenses (including attorneys' fees and expenses) of any Transfer or proposed Transfer, whether or not consummated.

7.11 *Resignation; Void Assignment*. No Members shall have the right to resign or withdraw as a Member. In the event of any Transfer in contravention of this Agreement, the purported transferee shall have no right to any profits, losses or Distributions of the Company or any other rights of a holder.

ARTICLE VIII

DISSOLUTION

8.1 *Dissolution*.

(a) The Company shall be dissolved and its affairs shall be wound up upon the affirmative vote of the Members in accordance with Section 3.7.

(b) In the event of the bankruptcy, death, dissolution, or incapacity of any Member or the occurrence of any other event that terminates the continued membership of any Member, the remaining Members shall have the right to continue the Company and the Company shall continue, unless within ninety (90) days after such event, the remaining Members vote in accordance with Section 3.7 to dissolve the Company.

8.2 *Winding Up and Liquidation*.

(a) Upon the occurrence of an event set forth in Section 8.1(a) (a "Liquidating Event"), the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member shall take any action that is inconsistent with, or not necessary to, or appropriate for, the winding up of the Company's business and affairs. The Managers or, in the event there are no remaining Managers, any Person elected by a majority in interest of the Members (the Managers or such other Person being referred to herein as the "Liquidator"), shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company's liabilities and property and the Company property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom shall be applied and distributed in the following order:

(i)   First, to the payment and discharge of all of the Company's debts and liabilities to its creditors, including Members who are creditors;

(ii)   Second, to Members and former Members in satisfaction of liabilities for distributions under Section 507 or 509 of the Act; and

(iii)   The balance, if any, to the Members in accordance with their Percentage Interests.

(b)   Notwithstanding the provisions of Section 8.2(a) hereof which require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company, the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including those to Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 8.2(a) hereof, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

(c)   In the discretion of the Liquidator, a pro-rata portion of the distributions that would otherwise be made to the Members pursuant to this Article VIII may be:

(i)   distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement; or

(ii)   withheld or escrowed to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, <u>provided</u>, that such withheld or escrowed amounts shall be distributed to the Members in the manner and order of priority set forth in Section 8.2(a) as soon as practicable.

8.3   *Articles of Dissolution*. Within ninety (90) days following the dissolution and the commencement of winding up of the Company, or at any other time there are no Members, articles of dissolution shall be filed with the New York Department of State pursuant to the Act.

8.4   *Rights of Members*. Except as otherwise provided in this Agreement, each Member shall look solely to the assets of the Company and shall have no right or power to demand or receive property other than cash from the Company. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member as to the distribution upon liquidation of the Company.

ARTICLE IX

INDEMNIFICATION

9.1   *Limitation of Liability*. Except as otherwise required by the Act, no Manager or officer, if any, shall be liable to the Company or any other Member for any loss or damage sustained by the Company or any Member unless such Manager or officer has failed to comply with Section 4.2 or 4.10, as the case may be, with respect to the actions or occurrences giving rise to such loss or damage.

9.2   *Indemnification*. To the maximum extent permitted under the Act, the Company shall indemnify and hold harmless each Manager and officer, if any, from and against all claims and demands unless such Manager and officer, if any, has acted (a) in bad faith, (b) with deliberate dishonesty or (c) for personal financial profit or other advantage to which he or she is not legally entitled, with respect to the actions or occurrences giving rise to such claims and demands.

9.3   *Reimbursement*. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Manager and officer, if any, for reasonable legal or other expenses (as incurred) of such Manager or officer, in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any claim or demand for which such person may be indemnified pursuant to Section 9.2, <u>provided</u>, that if it is finally judicially determined that such person is not entitled to the indemnification provided by Section 9.2, then such person shall promptly reimburse the Company for any reimbursed or advanced expense.

ARTICLE X

GENERAL PROVISIONS

10.1 *Notices*. Except as otherwise provided in this Agreement or required by law, any notice, demand or other communication required or permitted to be given pursuant to this Agreement shall have been sufficiently given for all purposes if (a) delivered personally to the Person or to an executive officer of the Person to whom such notice, demand or other communication is directed or (b) sent by first-class mail, postage prepaid, addressed to the Person at his, her or its address set forth in this Agreement. Except as otherwise provided in this Agreement, any such notice shall be deemed to be given three business days after it was mailed.

10.2 *Entire Agreement/Amendments*. This Agreement and the Articles of Organization contain the entire agreement among the Members with respect to the subject matter hereof. No amendment of this Agreement or the Articles of Organization shall be effective unless made in accordance with Section 4.12 hereof.

10.3 *Waiver*. No failure of a Member to exercise, and no delay by a Member in exercising, any right or remedy under this Agreement shall constitute a waiver of such right or remedy. No waiver by a Member of any such right or remedy under this Agreement shall be effective unless made in a writing duly executed by all Members and specifically referring to each such right or remedy being waived.

10.4 *Severability*. If any of the terms of this Agreement are declared to be illegal or unenforceable by any court or tribunal of competent jurisdiction, such term or terms shall be null and void and shall be deemed deleted from this Agreement with respect to the jurisdiction of that court or tribunal; provided, however, that all the remaining terms hereof shall remain in full force and effect.

10.5 *Binding Effect and Benefit*. This Agreement shall be binding upon and inure to the benefit of all Members, and each of the permitted successors and assignees of the Members. No party may assign rights or delegate obligations hereunder except pursuant to the provisions hereof. Nothing in this Agreement is intended to benefit any person not a party hereto.

10.6 *Counterparts*. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

10.7 *Governing Law*. This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws.

[*the remainder of this page is intentionally left blank*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

ONE ROQ SPIRITS LLC



By: _____
Garrett Green
CEO/Manager

MEMBER:



_____
Garrett Green

SCHEDULE A

Member Category	Capital Contribution	Number of Membership Units	Percentage Interest
Founding Member Garrett Green	$ 1,050,000	48,950,000	86.18%
Start-Engine Reg CF Members	$ 1,741,243	7,459,731	13.13%
Start-Engine Participation	$ 30,286	70,432	0.12%
Other Minority Members	$ 113,769	279,321	0.57%

EXHIBIT A

OPERATING PROCEDURES

ARTICLE I

Members' Action

Section 1. <u>Meetings</u>. Meetings of the Members, except as otherwise required by law, may be called to be held at the principal business office of the Company or elsewhere at any time by the Manager, and shall be called by the Board of Managers at the request in writing of the Members holding not less than **51**% of the Membership Units entitled to vote. Such call shall state the purpose or purposes of the proposed meeting. Unless all of the Members entitled to vote are present at the meeting in person or by telephone and <u>not</u> by proxy, business transacted at a meeting of Members shall be confined to the objects stated in the call and matters germane thereto.

Section 2. <u>Notice of Members' Meetings</u>. Written notice of every meeting of Members shall be given in the manner required by law not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. If mailed, such notice is given when deposited in the United States Mail, with postage thereon prepaid, directed to the Member at the Member's address as it appears in the records of the Company, or if the Member shall have filed with the Company a written request that notices to the Member be mailed to some other address, then directed to such other address. The notice shall state the purpose or purposes of the meeting, the place, date and hour of the meeting and, shall indicate that it is being issued by or at the direction of the Person or Persons calling the meeting.

Section 3. <u>Waiver of Notice</u>. Notice of a Members' meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Member at a Members' meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice by such Member.

Section 4. <u>Quorum</u>. At every meeting of the Members, except as otherwise provided by law or these operating procedures, a quorum must be present for the transaction of business and a quorum shall consist of the Members holding not less than 80% of all Membership Units entitled to vote present either in person or by proxy. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any Members.

Section 5. <u>Adjournments</u>. The Members who are present in person or by proxy at any meeting of Members, whether or not they constitute a quorum, shall have the power by a vote of not less than a majority of all Membership Units entitled to vote to adjourn the meeting from time to time. Subject to any notice required by law, at any adjourned meeting at which a quorum is present any business may be transacted which might have been transacted on the original date of the meeting. Notice of an adjourned meeting need not be given if the time and place of the adjourned meeting are announced at the original meeting.

Section 6. <u>Proxies</u>. All questions that shall come before a meeting shall be decided by the vote of the Members required by Section 3.7 of the Agreement. A Member may vote either in person or by written proxy signed by the Member or by a duly authorized attorney-in-fact and delivered to the Company. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it or the Member's personal representatives, unless it is entitled "irrevocable proxy", in which event its revocability shall be determined by the law of the State of New York in effect at the time.

Section 7. <u>Meetings by Conference Telephone</u>. Any one or more Members may participate in a meeting of such Members by means of a conference telephone or similar communications equipment by means of which all persons participate in the meeting can hear each other. Participation by such means shall constitute presence in person at the meeting.

Section 8. <u>Action By Members Without A Meeting</u>.

(a)   Whenever Members are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members who hold the voting interests having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to vote therein were present and voted and shall be delivered to the Company.

(b)   Every written consent shall bear the date of signature of each Member who signs the consent, and no written consent shall be effective to take the action referred to therein unless written consents signed by a sufficient number of Members to take the action are delivered to the office of the Company, its principal place of business or a Manager, employee or agent of the Company having custody of the records of the Company. Delivery made to such office, principal place of business or Manager, employee or agent shall be by hand or by certified or registered mail, return receipt requested.

(c)   Prompt notice of the taking of any action without a meeting by less than unanimous written consent shall be given to those Members who have not consented in writing but who would have been entitled to vote thereon had such action been taken at a meeting.

ARTICLE II

Managers' Action

Section 1. <u>Quorum</u>. At all meetings of the Board of Managers, except as otherwise provided by law, the Articles of Organization or these operating procedures, a quorum shall be required for the transaction of business and shall consist of a majority of the Managers.

Section 2. <u>Procedure</u>. The order of business and all other matters of procedure at every meeting of the Board of Managers may be determined by the Managers.

Section 3. <u>Voting</u>. Except as otherwise provided by law, Articles of Organization or these operating procedures, all questions that shall come before a meeting of the Board of Managers shall be decided by the affirmative vote of a majority of the Managers.

Section 4. <u>Action Without a Meeting</u>. Any action required or permitted to be taken by a vote of the Managers may be taken without a vote if the Managers consent thereto in writing and the writing is filed with the records of the Company.

Section 5. <u>Proxies</u>. The Managers shall not be permitted to participate in meetings of the Managers by means of a proxy.

EXHIBIT B

ADOPTION AGREEMENT

THIS ADOPTION AGREEMENT ("Agreement") is made as of the ___ day of_____, 20__, by and between ONE ROQ SPIRITS LLC (the "*Company*") and _____ (the "*Transferee*").

WHEREAS, a Member of the Company is transferring certain Membership Units in the Company to the Transferee; and

WHEREAS, the Transferee desires to become a Member of the Company with respect to such transferred Membership Units.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Transferee hereby agree as follows:

1.   By executing this Agreement, the Transferee hereby adopts, and agrees to be bound by that certain Fifth Amended and Restated Operating Agreement of the Company dated as of October 12, 2022 (the "Operating Agreement").

2.   Upon execution of this Agreement, the Transferee shall be deemed to be a Member of the Company, as defined in the Operating Agreement, and shall have all of the rights, benefits, duties and obligations thereof.

3.   This Agreement is expressly made for the benefit of the Company and of each of its past, current and future Members, and each such Member shall be deemed to be a third party beneficiary hereof.

[*the remainder of this page is intentionally left blank*]

IN WITNESS WHEREOF, the Company and the Transferee have executed this Agreement as of the date first written above.

COMPANY:

ONE ROQ SPIRITS LLC

By: _____
     Name: Garrett Green
     Title: Manager

TRANSFEREE:

_____